AMREIT

                  Supplement No. One, Dated December 23, 2003
                      To Prospectus, Dated August 12, 2003


         This Supplement is part of, and should be read in conjunction with, the Prospectus dated August 12, 2003. Capitalized terms used in this Supplement have the same meanings as in the Prospectus unless otherwise stated herein.

         Information as to proposed properties for which AmREIT has entered into initial commitments to acquire and as to the number and types of properties acquired by AmREIT is presented as of December 11, 2003 and all references to commitments or property acquisitions should be read in that context. Proposed properties for which AmREIT enters into initial commitments to acquire, as well as property acquisitions that occur after December 11, 2003, will be reported in a subsequent Supplement.


                              RECENT DEVELOPMENTS

         On November 17, 2003, AmREIT acquired San Felipe @ Winrock, a 2.0 acre tract of land located at the intersection of San Felipe and Winrock in the prestigious Tanglewood residential community in Houston, Texas. Situated on the property are 63 multifamily apartment units that are 50% occupied. All tenants are required to fully vacate the premise no later than December 31, 2003. Demolition and abatement of the apartment units is anticipated to begin
January 15, 2004. Approximately 1.0 acre has been leased under a 20-year ground lease to Bank of America. The property was purchased for $4,555,000 in cash. Additionally, a $130,680 escrow was established for demolition and abatement, with any demolition and abatement costs is excess of that amount to be paid by the seller. Construction of the Bank of America branch is anticipated to begin during the first quarter of 2004.

     The Bank of America ground lease, which encompasses approximately 45,000 square feet, is a 20-year lease and includes multiple 5-year extension options. The ground lease is anticipated to commence on October 15, 2004, upon construction completion, and initial annual rental payments will be $214,000. AmREIT is currently marketing the remaining 1.0 acre to a number of tenants including other banks and financial institutions as well as multiple drug store and general retail operators.

         On December 11, 2003, AmREIT acquired Uptown Plaza, consisting of a 12,000 square foot CVS pharmacy and a 16,000 square foot shopping center, anchored by The Grotto, a Landry's restaurant concept. This property, which was constructed in 2002, is located at the intersection of Loop 610 and Westheimer in Houston, Texas. This intersection is one of the most visible, highest traffic count intersections in Houston. The property was acquired for $13 million in cash.

     The CVS has a 22-year lease expiring in August 2025 and currently provides for annual rental payments of $546,600. CVS occupies approximately 12,000 square feet in a free standing building on the direct corner of Loop 610 and Westheimer. The Grotto has a 10-year lease expiring in September 2012 and currently provides for annual rental payments of $310,000. The Grotto occupies approximately 8,000 square feet on the southeast corner of the shopping center. IS Images, a women's clothing boutique, has a five-year lease expiring in March 2008. IS Images occupies approximately 1,600 square feet of the shopping center. Nextel, a leading cellular and wireless company, has a seven-year lease expiring in March 2009. Nextel occupies approximately 1,600 square feet of the shopping center. There is approximately 4,800 square feet of vacant space that is being marketed for lease. Each lease contains various provisions for lease extensions, ranging from three to five years each, at the then prevalent market rental rate.

         Neither AmREIT nor any of its affiliates received any compensation or fees as a result of the acquisition of this property.

         On 12/19/03 AmREIT purchased Terrace Shops, a 16,395 square foot shopping center anchored by Starbucks Coffee. The purchase price for this property is $4,800,000, which will be payable $2,000,000 in cash and the assumption of a $2,800,000 loan held by Lehman Brothers. The loan is a non-recourse permanent loan which is secured by the property. The loan bears a fixed interest rate of 7.58% with a 10 year term and a 30 year debt amortization schedule. The center is located at the intersection of Westpark and Buffalo Speedway in Houston, Texas. This intersection is the gateway to the affluent West University residential community and within close proximity to the Texas Medical Center and Greenway Plaza business district. The table below summarizes the tenants and their respective lease terms:


 Tenant               Square Footage     Lease Term     Expiration      Annual Rent
 Starbucks Coffee         2,039          Ten Years      February 2011     $ 59,131
 Style Boutique           1,465          Five Years     January 2007      $ 32,963
 LeBon Cleaners           1,728          Ten Years      June 2010         $ 44,928
 Q Designer Nails         1,425          Five Years     May 2005          $ 39,900
 Sports Clips             1,443          Five Years     August 2005       $ 36,537
 Copy Dr.                 2,979          Five Years     June 2005         $ 78,944
 Grand Panda              4,099          Ten Years      August 2011       $106,574

 Vacant                   1,217              --              --                --


         On October 10, 2003, our board of trust managers declared a quarterly distribution of $.175 per share per class C common share, payable in equal monthly installments of $.0583 on October 31, 2003, November 28, 2003, and December 31, 2003 to shareholders of record on October 20, 2003, November 20, 2003 and December 19, 2003, respectively.

                                  THE OFFERING

         As of November 30, 2003, AmREIT had received subscriptions from this offering for approximately 885,485 class C common shares, totaling $8,854,850 in gross proceeds. Of this amount, AmREIT has paid $929,760 to AmREIT Securities Company, the dealer manager of this offering, pursuant to the terms of the dealer manager agreement between AmREIT and AmREIT
 Securities Company. Additionally, AmREIT Securities Company has paid out approximately $708,000 in commissions to other non-affiliated NASD broker dealer firms. As of November 30, 2003, AmREIT had issued 5,442 class C common shares pursuant to the Reinvestment Plan relating to this offering.

                            SUMMARY OF THE OFFERING

Prior Offering Summary

         The following paragraph updates and replaces the paragraph on page 9 of the Prospectus.

     AmREIT's affiliates have previously sponsored three publicly offered and 12 privately placed real estate limited partnerships, all of which were on an unspecified property or "blind pool" basis. As of September 30, 2003, AmREIT and its affiliates have raised approximately $82 million from 3,260 investors. The disclosure under the caption "Prior Performance" on page 43 of the Prospectus contains a discussion of the AmREIT program sponsored to date.

                                  RISK FACTORS

Risks Associated with an Investment in AmREIT

         AmREIT may increase its leverage without shareholder approval.

         The following paragraph updates and replaces the second paragraph under this caption on page 13 of the Prospectus.

         On September 30, 2003, AmREIT had outstanding debt totaling $38.3 million of which $19.2 million was unsecured. This debt represents approximately 47% of AmREIT's total assets.

         AmREIT depends on a few major tenants.

         The following sentence updates and replaces the fourth sentence under this caption on page 14 of the Prospectus.

        IHOP, Corp. and Footstar, Inc. accounted for 32% and 13%, respectively, of AmREIT's total rental revenues for the year ended December 31, 2002 and 35.09% and 9.69%, respectively for the nine months ended September 30, 2003.

        With the acquisition of Uptown Plaza, IHOP, Corp. and Footstar, Inc. are anticipated to account for approximately 29.91% and 8.77%, respectively, of AmREIT's total rental revenue as of December 31, 2003.

         Anticipated Borrowing Creates Risks.

         The following sentence updates and replaces the third sentence under this caption on page 20 of the Prospectus.

         We currently have a revolving line of credit in an aggregate amount of up to $30 million to provide financing for the acquisition of assets, of which $15 million was outstanding as of September 30, 2003.

                            BUSINESS AND PROPERTIES

 General

          The following sentence updates and replaces the last sentence of the first paragraph under this caption on page 30 of the Prospectus.

          As of September 30, 2003, AmREIT has outstanding 2,812,502 million class A common shares, listed on the American Stock Exchange (AMEX: AMY), 2,384,002 million class B common shares, that are not listed on an exchange, which may be converted into class A common shares on a one-for-one basis at any time at the holder's option, and 339,455 class C common shares.

          The following sentences update and replace the third, fourth and fifth sentences of the fourth paragraph under this caption on page 30 of the Prospectus.

          Through a wholly-owned subsidiary, we also provide advisory services to twelve real estate limited partnerships. As of September 30, 2003, AmREIT and its affiliated investment funds owned 63 properties (50 properties owned directly by AmREIT or a majority-controlled subsidiary and 13 properties owned through affiliated-invested funds). AmREIT currently has 2,900 shareholders and 800 partners in the limited partnerships.

 Properties

         Description.

          The following sentence updates and replaces the fifth sentence in the first paragraph under this caption on page 31 of the Prospectus.

          Information concerning the properties owned solely by AmREIT as of September 30, 2003, is presented in the following table:



                          AMREIT WHOLLY-OWNED PROPERTY INFORMATION

                                                                                      CURRENT      LEASE
                                    DATE        PURCHASE               LEASEABLE       ANNUAL    EXPIRATION
  PROPERTY (LOCATION)             ACQUIRED        PRICE                   AREA          RENT        DATE
  -------------------             --------      --------               ---------      -------    ----------
Radio Shack
   (Dallas, Texas).........       06/15/94     $1,062,000                5,200        $108,900    11/30/06
Wherehouse Entertainment
   (Independence, MO) .....       11/14/94      1,550,000               14,047         187,655    04/30/04
Copperfield Medical Plaza
   (Houston, TX) ..........       07/01/95      1,680,000               14,000         201,072    04/30/07
Wherehouse Entertainment
   (Wichita, KS) ..........       09/12/95      1,700,000               15,158         206,833    12/31/04
FootStar, Inc.
   (Tucson, AZ) ...........       09/11/96      3,351,000               19,550         419,026    09/30/16
Washington Mutual
   (The Woodlands, TX) ....       09/23/96        500,000                3,685          59,461    09/30/11


                                                                                      CURRENT      LEASE
                                    DATE        PURCHASE               LEASEABLE       ANNUAL    EXPIRATION
  PROPERTY (LOCATION)             ACQUIRED        PRICE                   AREA          RENT        DATE
  -------------------             --------      --------               ---------      -------    ----------
Washington Mutual
   (Houston, TX) ..........       12/11/96        828,000                3,685          97,861    12/31/11
FootStar, Inc.
   (Baton Rouge, LA) ......       06/09/97      2,806,000               20,575         300,539    05/15/12
Hollywood Video
   (Lafayette, LA) ........       10/31/97      1,124,000                7,488         134,709    09/24/12
Hollywood Video
   (Ridgeland, MS) ........       12/30/97      1,208,000                7,488         138,453    12/22/12
OfficeMax
   (Dover, DE) ............       04/14/98      2,548,000               23,500         264,679    04/30/13
Woodlands Plaza
   (The Woodlands, TX).....       06/03/98      3,542,000               16,922              (1)        (1)
Sugar Land Plaza
   (Sugar Land, TX) .......       07/01/98      3,635,000               16,922         330,875    07/01/13
Dardin
   (Peachtree City, GA) ...       12/18/98        738,000           Land Lease          75,000    12/17/08
IHOP, Corp.
   (Sugarland, TX) ........        9/30/99      1,608,000                4,020         165,180     9/30/24
IHOP, Corp.
  (Topeka, KS) ............        9/30/99      1,335,000                4,020         137,340     9/30/24
Foodmaker
  (Dallas, TX) ............        7/23/02 (2)    715,100                2,238          68,998     7/11/09
Baptist Memorial Health
  (Memphis, TN)............        7/23/02 (2)  2,079,200               15,000         204,375     8/31/07
Payless Shoes
  (Austin, TX).............        7/23/02 (2)    698,300                4,000          82,000     1/30/08
Golden Corral
  (Houston, TX)............        7/23/02 (2)  1,811,800               12,000         182,994    11/30/07
Golden Corral
  (Houston, TX)............        7/23/02 (2)  1,843,400               12,000         181,688     3/14/08
TGI Friday's
  (Houston, TX)............        7/23/02 (2)  2,036,900                8,500         180,500     1/30/08
Goodyear Tire
  (Houston, TX)............        7/23/02 (2)    535,900                5,209          51,756     3/31/09
Guitar Center
  (Minneapolis, MN)........        7/23/02 (2)  2,541,700               15,000         246,750     8/31/09
AFC, Inc. (Popeye's
  Chicken) (Atlanta, GA)...        7/23/02 (2)  1,113,900                2,583         105,563     7/19/14
Memorial Herman Hospital
  (Houston, TX)............        7/23/02 (2)  1,816,800               15,000         171,360     1/31/09
Blockbuster Video
  (Oklahoma City, OK)......        7/23/02 (2)    973,800               15,000          92,610     8/31/05
Pier One
  (Longmont, CO)...........        7/23/02 (2)  1,423,600                8,014         135,560     2/29/08
IHOP. Corp.
  (Grand Prairie, TX)              4/15/03      1,940,400                4,020         174,332     4/14/28


                                                                                      CURRENT      LEASE
                                    DATE        PURCHASE               LEASEABLE       ANNUAL    EXPIRATION
  PROPERTY (LOCATION)             ACQUIRED        PRICE                   AREA          RENT        DATE
  -------------------             --------      --------               ---------      -------    ----------
IHOP. Corp.
  (Bridgeton, MO)                  4/15/03      1,846,800                4,020         182,593     4/14/28
IHOP. Corp.
  (Merriville, IN)                 4/15/03      1,665,900                4,020         157,106     4/14/28
TGI Friday's
  (Hanover, MD)                    9/16/03      1,474,700                8,500         134,962     9/30/13

                                              -----------              -------      ----------
TOTAL .....................                   $53,733,200              311,364      $5,180,730



(1) Due to the bankruptcy of Just For Feet, this property is being remodeled to accommodate multiple tenants with approximately 70% of the property currently leased.
(2) These properties were acquired as part of the merger of the affiliated partnerships (Funds IX, X and XI) on July 23, 2002. The purchase price reflects the pro-rata portion of the negotiated price allocated to the properties that AmREIT paid the partnerships, in common shares.


         The following paragraphs are inserted following the first paragraph on page 33 of the Prospectus.

         Recent Acquisitions and Dispositions.

         On November 17, 2003, AmREIT acquired San Felipe @ Winrock, a 2.0 acre tract of land located at the intersection of San Felipe and Winrock in the prestigious Tanglewood residential community in Houston, Texas. Situated on the property are 63 multifamily apartment units that are 50% occupied. All tenants are required to fully vacate the premise no later than December 31, 2003. Demolition and abatement of the apartment units is anticipated to begin
January 15, 2004. Approximately 1.0 acre has been leased under a 20-year ground lease to Bank of America. The property was purchased for $4,555,000 in cash. Additionally, a $130,680 escrow was established for demolition and abatement, with any demolition and abatement costs is excess of that amount to be paid by the seller. Construction of the Bank of America branch is anticipated to begin during the first quarter of 2004.

     The Bank of America ground lease, which encompasses approximately 45,000 square feet, is a 20-year lease and includes multiple 5-year extension options. The ground lease is anticipated to commence on October 15, 2004, upon construction completion, and initial annual rental payments will be $214,000. AmREIT is currently marketing the remaining 1.0 acre to a number of tenants including other banks and financial institutions as well as multiple drug store and general retail operators.

         On December 11, 2003, AmREIT acquired Uptown Plaza, consisting of a 12,000 square foot CVS pharmacy and a 16,000 square foot shopping center, anchored by The Grotto, a Landry's restaurant concept. This property, which was constructed in 2002, is located at the intersection of Loop 610 and Westheimer in Houston, Texas. This intersection is one of the most visible, highest traffic count intersections in Houston. The property was acquired for $13 million in cash.

     The CVS has a 22-year lease expiring in August 2025 and currently provides for annual rental payments of $546,600. CVS occupies approximately 12,000 square feet in a free standing building on the direct corner of Loop 610 and Westheimer. The Grotto has a 10-year lease expiring in September 2012 and currently provides for annual rental payments of $310,000. The Grotto occupies approximately 8,000 square feet on the southeast corner of the shopping center. IS Images, a women's clothing boutique, has a five-year lease expiring in March 2008. IS Images occupies approximately 1,600 square feet of the shopping center. Nextel, a leading cellular and wireless company, has a seven-year lease expiring in March 2009. Nextel occupies approximately 1,600 square feet of the shopping center. There is approximately 4,800 square feet of vacant space that is being marketed for lease. Each lease contains various provisions for lease extensions, ranging from three to five years each, at the then prevalent market rental rate.

         AmREIT has contracted to purchase Terrace Shops, a 16,395 square foot shopping center anchored by Starbucks Coffee. This acquisition, which is expected to close on or about December 19, 2003, is subject to a number of closing conditions, including common area maintenance agreements and reconfiguration of parking lot to allow for additional parking spaces. The purchase price for this property is $4,800,000, which will be payable $2,000,000 in cash and the assumption of a $2,800,000 loan held by Lehman Brothers. The loan is a non- recourse permanent loan which is secured by the property. The loan bears a fixed interest rate of 7.58% with a 10 year term and a 30 year debt amortization schedule. The center is located at the intersection of Westpark and Buffalo Speedway in Houston, Texas. This intersection is the gateway to the affluent West University residential community and within close proximity to the Texas Medical Center and Greenway Plaza business district. The table below summarizes the tenants and their respective lease terms:


 Tenant               Square Footage     Lease Term     Expiration      Annual Rent
 Starbucks Coffee         2,039          Ten Years      February 2011   $ 59,131
 Style Boutique           1,465          Five Years     January 2007    $ 32,963
 LeBon Cleaners           1,728          Ten Years      June 2010       $ 44,928
 Q Designer Nails         1,425          Five Years     May 2005        $ 39,900
 Sports Clips             1,443          Five Years     August 2005     $ 36,537
 Copy Dr.                 2,979          Five Years     June 2005       $ 78,944
 Grand Panda              4,099          Ten Years      August 2011     $106,574

 Vacant                   1,217              --              --                --


     In August AmREIT Fidelity Corporation, a wholly owned subsidiary of AmREIT, sold an IHOP property located in Milwaukee, Wisconsin. The property was purchased in April 2003 and has a net book value of approximately $1,780,000. In August 2003 the property was sold for approximately $2,017,000 net of all closing and financing costs, resulting in a net profit to AmREIT Fidelity Corporation of approximately $237,000.

     In December 2003, AmREIT sold an OfficeMax property located in Dover, Delaware. The property was purchased in April 1998 by AmREIT and has a net book value of approximately $2,570,000. In December 2003, the property was sold for approximately $3,112,000 net of all closing and financing costs, resulting in a net profit to AmREIT of approximately $542,000

     AmREIT has contracted to sell a Goodyear Tire Store property located in Houston, Texas during January, 2004. The property was purchased in March 1994 and has a net book value of approximately $523,000. Estimated sales proceeds net of all closing and financing costs are anticipated to be $525,000, including a $135,000 lease buyout by Goodyear, resulting in a net profit to AmREIT of approximately $2,000.

     AmREIT Fidelity Corporation has contracted to sell an IHOP property located in Merriville, Indiana during December 2003. The property was purchased in April 2003 and has a net book value of approximately $1,666,000. Estimated sales proceeds net of all closing and financing costs are anticipated to be $2,154,000, resulting in a net profit to AmREIT of approximately $488,000. Closing of this sale is subject to customary closing conditions.

         Renovation and Improvements.

         The following sentence updates and replaces the penultimate sentence of the paragraph under this caption on page 33 of the Prospectus.

         Through September 30, 2003, approximately $147,000 thousand had been spent on renovation.

         Significant Tenants.

         The following sentence updates and replaces the first paragraph under this caption on page 35 of the Prospectus.

         IHOP, Corp. and Footstar, Inc. individually accounted for 32% and 13%, respectively, of AmREIT's total rental revenues for the year ended December 31, 2002 and 35% and 10% for the nine months ended September 30, 2003.

         Following the acquisition of Uptown Plaza, IHOP, Corp. and Footstar, Inc. are expected to individually account for approximately 29% and 9%, respectively, of AmREIT's total rental revenues as of December 31, 2003.

                      PRICE RANGE OF CLASS A COMMON SHARES

         The following sentence updates and replaces the first sentence under this caption on page 56 of the Prospectus.

         As of November 30, 2003, there were approximately 807 record holders of 2,832,733 class A common shares, net of 104,567 shares held in treasury.

         The following sentences update and replace the Third Quarter presentation under "2003" in the table appearing under this caption on page 56 of the Prospectus.

                                             High          Low        Dividend

 Third Quarter..........................    $6.55         $6.15       $0.1120
 Fourth Quarter (through
     December 1,2003)...................    $6.57         $6.30       $0.0758



                       SELECTED HISTORICAL FINANCIAL DATA

         The following sentence updates and replaces the third sentence in the first paragraph under this caption on page 58 of the Prospectus.

         The selected historical operating balance sheet and cash flow data for AmREIT for the nine months ended September 30, 2003 and 2002 are derived from AmREIT's unaudited financial statements and include, in management's opinion, all adjustments necessary to present fairly the data for such periods.

         The following table updates and replaces the table under this caption on pages 59 and 60 of the Prospectus.

                                      AmREIT
                              Selected Historical
                       Consolidated Financial and Other Data



                                                         December 31,       December 31,      December 31,       December 31,
                                                            2002               2001               2000              1999
Balance sheet data (at end of period)
   Total Property ...................................    $47,979,848       $ 30,726,025       $ 31,622,098       $31,136,268
   Accumulated depreciation .........................     (2,136,376)        (2,066,067)        (1,601,758)       (1,148,503)
   Total Property Held For Sale......................           -                   -                  -                 -
   Cash and cash equivalents ........................      2,506,868            227,117            935,867         1,118,746
   Total assets .....................................     73,975,753         38,828,393         36,522,276        37,018,186
   Notes payable ....................................     33,586,085         16,971,549         15,472,183        15,480,378
   Total liabilities ................................     34,958,534         18,399,279         16,063,221        16,048,366
   Minority interest ................................        810,971          5,075,333          5,130,337         5,180,546

   Shareholders' equity .............................     38,206,248         15,353,781         15,328,718        15,789,274

   Fully diluted class A common shares issued .......      5,236,547          2,384,117          2,384,117         2,384,117

   Treasury shares ..................................         65,379             39,323             11,373            11,373

Other data
   Cash flows provided by (used in):
                       Operating ....................      3,729,090          1,625,417            676,430           469,700
                       Investing ....................    (15,268,195)        (2,332,891)           (25,720)       (2,439,262)
                       Financing ....................     13,818,856             (1,276)          (833,589)        3,039,788

   Net increase (decrease) in cash and cash
   equivalents ......................................      2,279,751           (708,750)          (182,879)        1,070,226
   Funds from operations (1) ........................          6,000            978,565            222,767         1,605,091
   Adjusted funds from operations (2) ...............      1,910,370            978,565            222,767         1,605,091
   Book value per share .............................          13.78               6.44               6.43              6.62






                                                                                     "Un-Audited"
                                                          December 31,      September 30,     September 30,
                                                              1998              2003              2002
Balance sheet data (at end of period)
   Total Property ...................................     $ 29,574,366      $ 48,581,530       $51,505,614
   Accumulated depreciation .........................         (696,384)       (2,731,637)       (2,198,836)
   Total Property Held For Sale......................              -           8,850,670                -
   Cash and cash equivalents ........................           48,520         1,348,385           751,019
   Total assets .....................................       33,137,546        80,771,842        74,225,487
   Notes payable ....................................       10,580,110        38,308,124        33,634,770
   Total liabilities ................................       10,796,439        39,697,066        34,530,636
   Minority interest ................................        5,218,999           821,380           629,845

   Shareholders' equity .............................       17,122,108        40,253,396        39,065,006

   Fully diluted class A common shares issued .......        2,384,117         2,917,924         2,702,242

   Treasury shares ..................................           11,373           105,422            19,471

Other data
   Cash flows provided by (used in):
                       Operating ....................        1,510,069        (1,435,112)        2,616,765
                       Investing ....................       (7,687,454)       (4,517,354)      (17,434,888)
                       Financing ....................        4,824,165         4,793,983        15,342,025

   Net increase (decrease) in cash and cash
   equivalents ......................................       (1,353,220)       (1,158,483)          523,902
   Funds from operations (1) ........................        1,436,063         2,408,000          (463,000)
   Adjusted funds from operations (2) ...............        1,436,063         2,408,000         1,441,000
   Book value per share .............................             7.18             13.80             14.46






(1) AmREIT has adopted the National Association of Real Estate Investment Trusts (NAREIT) definition of FFO. FFO is calculated as net income (computed in accordance with generally accepted accounting principles) excluding gains or losses from sales of depreciable operating property, depreciation and amortization of real estate assets, and excluding results defined as "extraordinary items" under generally accepted accounting principles. FFO should not be considered an alternative to cash flows from operating, investing and financing activities in accordance with general accepted accounting principles and is not necessarily indicative of cash available to meet cash needs. AmREIT's computation of FFO may differ from the methodology for calculating FFO utilized by other equity REITs and, therefore, may not be comparable to such other REITS. FFO is not defined by generally accepted accounting principles and should not be considered an alternative to net income as an indication of AmREIT's performance, or of cash flows as a measure of liquidity. Please see the reconciliation of Net Income to FFO on page 15.

(2) Based on the adherence to the NAREIT definition of FFO, we have not added back the $1.90 million charge to earnings in the third quarter of 2002 resulting from shares issued to Mr. Taylor as deferred merger cost stemming from the sale of his advisory company to AmREIT in June 1998. Adding this $1.90 million charge back to earnings would result in Adjusted FFO of $1.91 million.

                                    AmREIT
                              Selected Historical
                       Consolidated Financial and Other Data (3)


                                                            December 31,      December 31,       December 31,       December 31,
                                                                2002             2001               2000                1999
                                                            (revised)(3)      (revised)(3)       (revised)(3)       (revised)(3)
Operating Data
Revenues:
   Rental income and earned income from DFL ................$ 5,193,147       $  3,009,330       $  2,848,850       $ 3,373,374
   Interest income .........................................      4,206             10,555             31,630           199,448
   Service fee, other income, and gain and loss
   on sale of property......................................  2,691,260          2,650,113            793,268           754,059
                                                            ___________       ____________       ____________       ___________
                       Total revenues ......................  7,888,613          5,669,998          3,673,748         4,326,881

Expenses:
   General operating, administrative, legal and
   professional ............................................  4,134,134          2,956,061          1,688,799         1,290,433
   Reimbursements and fees to realted party.................        -                  -                  -                 -
   Interest ................................................  1,774,973          1,063,574          1,339,622         1,134,919
   Depreciation and amortization ...........................    611,084            413,583            403,181           444,072
   Merger related acquisition costs ........................        -                  -                  -             262,495
   Bad debts ...............................................        -                  -                  -             189,490
   Merger costs ............................................        -                  -                  -                 -
   Deferred merger costs....................................  1,904,370                -                  -                 -
   Potential acquisition costs .............................        -                  -              153,236           743,001
                                                             __________       ____________       ____________       ___________
                       Total expense .......................  8,424,561          4,433,218          3,584,838         4,064,410

Income (loss) before federal income taxes and minority
interest in net income of consolidated joint ventures ......   (535,948)         1,236,780             88,910           262,471
Federal income tax expense .................................     60,656            144,420                -                 -
Minority interest in net income of consolidated joint
ventures ...................................................   (308,010)          (527,571)          (527,121)         (526,052)
                                                            ___________       ____________       ____________       ___________
Income from continuing operations...........................   (904,614)           564,789           (438,211)         (263,581)
Income from discontinued operations (3).....................    245,841            225,719            225,719           225,719
                                                            ___________       ____________       ____________       ___________
Net income (loss) ..........................................   (658,773)      $    790,508       $   (212,492)      $   (37,862)

Less distributions to class B & C shareholders..............   (865,293)                -                  -                 -
                                                            ___________       ____________       ____________       ___________
Net income (loss) available to class A shareholders......... (1,524,066)           790,508           (212,492)          (37,862)

Basic and diluted income (loss) from continuing operations
  per share.................................................$     (0.72)      $       0.24       $      (0.18)      $     (0.11)
Net income (loss) per common share - basic and diluted......      (0.62)      $       0.34       $      (0.09)      $     (0.02)
Distributions per share - class A ..........................$      0.34       $       0.26       $       0.10       $      0.55
Weighted average number of Series A common shares
outstanding ................................................  2,469,725          2,354,572          2,373,060         2,372,744
Weighted average number of common shares plus dilutive
potential common shares ....................................  2,469,725          2,354,572          2,373,060         2,372,744





                                                                                      "Un-Audited"
                                                             December 31,      September 30,    September 30,
                                                                 1998              2003             2002
                                                             (revised)(3)
Operating Data
Revenues:
   Rental income and earned income from DFL ................$  2,544,964      $  5,526,601    $ 3,482,685
   Interest income .........................................      98,692             5,289          2,595
   Service fee, other income, and gain and loss
   on sale of property......................................     187,577         2,522,994      1,948,405
                                                             ___________       ___________     __________
                       Total revenues ......................   2,831,233         8,054,884      5,433,685

Expenses:
   General operating, administrative, legal and
   professional ............................................     562,110         4,004,549      2,589,697
   Reimbursements and fees to realted party.................      40,607               -              -
   Interest ................................................     402,707         1,743,535      1,183,345
   Depreciation and amortization ...........................     388,278           617,946        454,356
   Merger related acquisition costs ........................         -                 -              -
   Bad debts ...............................................         -                 -              -
   Merger costs ............................................   2,427,658               -              -
   Deferred merger costs....................................         -                 -        1,904,370
   Potential acquisition costs .............................     464,303               -              -
                                                             ___________       ___________     __________
                       Total expense .......................   4,285,663         6,366,030      6,131,768

Income (loss) before federal income taxes and minority
interest in net income of consolidated joint ventures ......  (1,454,430)        1,688,854       (698,083)
Federal income tax expense .................................         -                 -           90,000
Minority interest in net income of consolidated joint
ventures ...................................................    (518,559)         (128,790)      (307,284)
                                                             ___________       ___________      _________
Income from continuing operations...........................  (1,972,989)        1,560,064     (1,095,367)
Income from discontinued operations (3).....................     167,203           205,917        168,943
                                                             ___________       ___________      _________
Net income (loss) ..........................................$ (1,805,786)     $  1,765,981    $  (926,424)

Less distributions to class B & C shareholders..............          -         (1,349,010)      (423,732)
                                                             ___________       ___________      _________
Net income (loss) available to class A shareholders.........  (1,805,786)          416,971     (1,350,156)

Basic and diluted income (loss) from continuing operations
  per share.................................................       (0.89)             0.08          (0.64)
Net income (loss) per common share - basic and diluted......       (0.81)             0.15          (0.57)
Distributions per share - class A ..........................$       0.71      $       0.33    $      0.24
Weighted average number of Series A common shares
outstanding ................................................   2,226,403         2,788,303      2,376,569
Weighted average number of common shares plus dilutive
potential common shares ....................................   2,226,403         2,788,303      2,376,569



(3) In accordance with Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" issued by the Financial Accounting Standards Board, the consolidated statement of operations have been revised from those originally reported for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 to reflect separately the results of discontinued operations for properties held for sale during the nine months ended September 30, 2003. The revision had no impact on the consolidated balance sheet data, statements of shareholders' equity or statements of cash flows. The revisions had no impact on net earnings or net earnings per share for the years ended December 31, 2002, 2001, 2000, 1999 and 1998.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following sentence updates and replaces the first sentence of the second paragraph under this caption on page 61 of the Prospectus.

         The following discussion should be read in conjunction with the consolidated financial statements and notes thereto contained in the Company's Form 10-KSB for the fiscal year ended December 31, 2002 and Form 10-QSB for the fiscal quarter ended September 30, 2003 and the selected financial data appearing elsewhere in this Prospectus.

         The following sentence updates and replaces the first sentence of the third paragraph under this caption on page 61 of the Prospectus.

         AmREIT, a Texas real estate investment trust, is listed on the American Stock Exchange (AMY), owns a portfolio of 50 properties, 27 tenants located in 20 states, and a sponsor of high quality real estate investment opportunities to the financial planning community.

Liquidity and Capital Resources

         The following paragraphs update and replace the second, third and fourth paragraphs under this caption on pages 61-62 of the Prospectus.

         Comparison of the Three Months Ended September 30, 2003 to September 30, 2002:

         Net cash provided by operating activities increased $505 thousand for the three months ended September 30, 2003 when compared with the three months ended September 30, 2002. The increase in cash provided by operating activities was due primarily to the following: (1) a $2.05 million increase in proceeds from the sale of real estate acquired for resale, from $0 in 2002 to $2.05 million in 2003; (2) net income increased $2.03 million, from a $1.37 million loss in 2002 to net income of $659 thousand in 2003. The increase in net income is primarily due to a non-cash charge of $1.9 million, representing deferred merger costs that were incurred in 2002, therefore, the transaction has no net effect on the cash flow; (3) accounts payable increased by $297 thousand in 2003, compared to a $135 thousand increase in 2002. The above increases in cash are offset by the following: (1) accounts receivable increased by $88 thousand in 2003, compared to a $1.079 million decrease in 2002; (2) other assets decreased $200 thousand in 2003, compared to a $106 thousand increase in 2002.

         Net cash used in investing activities decreased $6.07 million for the three month period ended September 30, 2003 when compared to the three month period ended September 30, 2002. The decrease in cash used in investing activities was primarily due to a $6.75 million decrease in cash used for acquisitions of investment properties, from $8.22 million in 2002 to $1.47 million in 2003. This decrease in cash used is offset by a decrease in proceeds from the sale of investment properties of $1.1 million, from $1.1 million in 2002 to $0 in 2003.

          Net cash used in financing activities increased $6.31 million for the three month period ended September 30, 2003 compared to the three month period ended September 30, 2002. The increase was primarily due to a $5.99 million decrease in proceeds from notes payable, from $7.89 million in 2002 to $1.9 million in 2003. This increase in cash is offset by a $3.15 million increase in payments of notes payable, from $1.44 million in 2002 to $4.59 million in 2003.

         In August 2003 the Company began selling class C common shares. The offering is a $44 million offering, issued on a best efforts basis through the independent financial broker dealer community. The Company will primarily use the proceeds for the acquisition of new properties and pay down existing debt. At September 30, 2003, the Company had issued approximately 339 thousand shares, representing approximately $3.4 in proceeds from selling class C shares.

         Comparison of the Nine Months Ended September 30, 2003 to September 30, 2002:

         Net cash used in operating activities increased $4.05 million for the nine months ended September 30, 2003 when compared to the nine months ended September 30, 2002. The increase in cash used in operating activities was primarily due to the following: (1) investment in real estate acquired for sale increased $7.23 million, from $0 in 2002 to $7.23 million in 2003; (2) accounts receivable increased by $280 thousand in 2003, compared to a $1.72 million decrease in 2002. The above increases in cash used are offset by the following: (1) a $2.69 million increase in net income, from a loss of $926 thousand in 2002 to net income of $1.76 million in 2003. The increase in net income is primarily due to a non-cash charge of $1.9 million, representing deferred merger costs that were incurred in 2002, therefore, the transaction has no net effect on the cash flow; (2) an increase in proceeds from the sale of real estate acquired for resale of $3.95 million, from $0 in 2002 to $3.95 million in 2003; (3) a decrease in accounts payable of $6 thousand in 2003, compared to a decrease of $654 thousand in 2002.

         Net cash used in investing activities decreased $12.92 million for the nine months ended September 30, 2003 when compared to the nine months ended September 30, 2002. The decrease in cash used was primarily due to a decrease in acquisitions of investment properties of $13.87 million, from $18.03 million in 2002 to $4.16 million in 2003. This decrease in cash used is offset by a $1.1 million decrease in proceeds from the sale of investment properties, from $1.1 million in 2002 to $0 in 2003.

         Net cash provided by financing activities decreased $10.55 million for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002. The decrease was primarily due to the following components:
(1) a decrease in proceeds from notes payable of $6.22 million, from $17.38 million in 2002 to $11.16 in 2003; (2) an increase in payments of notes payable of $4.96 million; (3) an increase in common dividends paid of $1.26 million, from $1.01 million in 2002 to $2.27 million in 2003; (4) a decrease in contributions from minority interests of $621 thousand; (5) an increase in the purchase of treasury shares of $591 thousand. The above decreases in cash are offset by a $3.40 million increase in the issuance of common shares.

         The following paragraphs update and replace the eleventh, twelfth, thirteenth, and fourteenth paragraphs under this caption on pages 63-64 of the Prospectus.

         In September 2003, the Company renewed its unsecured credit facility (the "Credit Facility"), which is being used to provide funds for the acquisition of properties and working capital. Under the Credit Facility, which has a term of one year, the Company may borrow up to $20 million subject to the value of unencumbered assets. The Credit Facility contains covenants which, among other restrictions, require the Company to maintain a minimum net worth, a maximum leverage ratio, specified interest coverage and fixed charge coverage ratios and allow the lender to approve all distributions. At September 30, 2003, the Company was in compliance with all applicable financial covenants. The Credit Facility's annual interest rate varies depending upon leverage, from LIBOR plus a spread of 1.4% to LIBOR plus 2.35%. As of September 30, 2003, the interest rate was LIBOR plus 2.0%. As of September 30, 2003, $15.0 million was outstanding under the Credit Facility. Thus the Company has approximately $5.0 million available under its line of credit, subject to lender approval on the use of the proceeds.

         As of September 30, 2003, the Company owned 50 properties directly and, since its inception, had invested $79 million, exclusive of any minority interests, including certain acquisition expenses related to the Company's investment in these properties. These expenditures resulted in a corresponding decrease in the Company's liquidity.

         Until properties are acquired by the Company, cash is held in short-term, highly liquid investments that the Company believes to have appropriate safety of principal. This investment strategy has allowed, and continues to allow, high liquidity to facilitate the Company's use of these funds to acquire properties at such time as properties suitable for acquisition are located. At September 30, 2003 and 2002, the Company's cash and cash equivalents totaled $1.348 million and $751 thousand respectively.

         The Company paid aggregate cash dividends to the holders of its class A, class B and class C common shares, for the three months ended of September 30, 2003 and 2002 of $765 thousand and $681 thousand, respectively.

 Funds From Operations

         The following sentences update and replace the third sentence of the first paragraph under this caption on page 64 of the Prospectus.

         Funds from operations (FFO) increased $2.013 million to $874 thousand for the three months ended September 30, 2003 from $(1.139) million for the three months ended September 30, 2002. For the nine month period ended September 30, 2003 FFO increased $2.871 million, from $(463) thousand in 2002 to $2.408 million in 2003.

         The following tables updates and replaces the second and fourth table on page 65 of the Prospectus, which reconciles net income to funds from operations and presents cash flows from operating activities, investing activities and financing activities.

         Below is the reconciliation of net income to funds from operations in thousands for the three and nine months ended September 30:

                                                                   Quarter                      Year to Date
                                                             2003            2002            2003           2002

                                                            -------------------------------------------------
----
Net income (loss)                                          $    659      $ (1,370)          $ 1,766      $  (926)
 Depreciation and amortization:
     Continuing operations                                      215           216               612          422
     Discontinued operations                                      -            15                30           41
 Total funds from operations *                             $    874      $ (1,139)          $ 2,408      $  (463)
                                                            -----------------------------------------------------
 Cash distributions paid to class A, B
     and C shareholders                                    $    765      $    681           $ 2,275      $ 1,012
 FFO in excess of (less than) distributions*               $    109      $ (1,820)          $   133      $(1,475)


* Based on adherence to the NAREIT definition of FFO, we did not add back the $1.904 million charge to earnings in the third quarter 2002 resulting from shares issued to Mr. Taylor, president of the Company. Adding this $1.904 million charge to earnings back to earnings would result in adjusted funds from operations of $765 thousand for the three months ended September 30, 2002 and $1.441 million for the nine months ended September 30, 2002, respectively. Adding the charge to earnings would also result in dividends paid being less than adjusted FFO of $84 thousand for the three months ended September 30, 2002 and $429 thousand for the nine months ended September 30, 2002.

         Cash flows provided by (used in) operating activities, investing activities, and financing activities for the three and nine months ended September 30 are presented below in thousands:

                                                            Quarter                         Year to Date
                                                     2003             2002             2003              2002
                                                     --------------------------------------------------------

 Operating activities                             $ 2,655          $ 2,150           $(1,435)        $  2,617
 Investing activities                            $ (1,420)         $(7,495)          $(4,517)        $(17,435)
 Financing activities                            $   (623)         $ 5,683      $    4,794           $ 15,342


 Results of Operations

         The following paragraphs update and replace the first two paragraphs under this caption on page 66 of the Prospectus.

          Comparison of the Three Months Ended September 30, 2003 to September 30, 2002.

         During the three months ended September 30, 2003 and September 30, 2002, the Company earned $1.9 million and $1.6 million, respectively, in rental income from operating leases and earned income from direct financing leases. Additional property purchases resulted in the increased income from rents and earned income from direct financing leases. Service fee income increased $219 thousand, from $726 thousand in 2002 to $945 thousand in 2003. The increase in service fee income was primarily due to an increase in commission income from an increase in equity raised in our real estate investment sponsorship activities. Gain on sale of real estate acquired for resale increased $275 thousand, from a loss of $37 thousand in 2002 to a $238 thousand gain in 2003. The gain recorded in 2003 is related to the sale of an IHOP property in Milwaukee, WI.

         During the three months ended September 30, 2003 and September 30, 2002, the Company's expenses were $2.5 million and $3.7 million, respectively. The $1.2 million decrease in expenses is primarily attributable to a non-recurring charge in 2002 of $1.9 million, which was a deferred payment of merger related expenses. This decrease in expense was partially offset by the following increases: (1) an increase in general operating and administrative expense of $221 thousand, from $649 thousand in 2002 to $870 thousand in 2003, which was primarily attributable to an increase in salary expense due to additional positions; and (2) an increase in legal and professional fees of $500 thousand, from $365 thousand in 2002 to $865 thousand in 2003, which was primarily due to an increase in commissions paid to third party security brokerage companies.

          Comparison of the Nine Months Ended September 30, 2003 to September 30, 2002.

         During the nine months ended September 30, 2003 and September 30, 2002, the Company earned $5.5 million and $3.5 million, respectively, in rental income from operating leases and earned income from direct financing leases. Additional property purchases as well as the merged properties from the three affiliated partnerships resulted in the increased income from rents and earned income from direct financing leases. Service fee income increased

 $539 thousand, from $1.466 million in 2002 to $2.004 million in 2003. The increase is primarily due to an increase in commission income, which is partially offset by a decrease in advisory fee income. Gain on sale of real estate acquired for resale increased $275 thousand, from a loss of $37 thousand in 2002 to a $238 gain in 2003. The gain recorded in 2003 is related to the sale of an IHOP property in Milwaukee, WI.

         During the nine months ended September 30, 2003 and September 30, 2002, the Company's expenses were $6.37 million and $6.13 million, respectively. The $234 thousand increase in expenses is primarily due to (1) an increase in legal and professional fees of $902 thousand, from $695 thousand in 2002 to $1.6 million in 2003. The increase in legal and professional fees is primarily attributable to increased commission expense paid to third party security brokerage companies; (2) an increase in interest expense of $560 thousand, from $1.2 million in 2002 to $1.7 million in 2003. The increase in interest expense is due to additional debt used to finance the acquisition of additional properties; (3) an increase in general operating and administrative expenses of $513 thousand, from $1.9 million in 2002 to $2.4 million in 2003, which is due to an increase in salary expense due to additional positions. These increases in expense are offset by a decrease in deferred merger costs of $1.9 million, which is attributable to the deferred payment of merger related expenses that was expensed in 2002.

                     DESCRIPTION OF AMREIT'S CAPITAL SHARES
 General

         The following sentence updates and replaces the second sentence under this caption on page 83 of the Prospectus.

         As of November 30, 2003, AmREIT had outstanding 2,832,733 class A common shares, 2,364,770 class B common shares, 887,885 class C common shares and no preferred shares.


                                    EXPERTS

 General

        The following paragraph updates and replaces the first paragraph under this caption on page 115 of the Prospectus.

        The consolidated financial statements and schedule of AmREIT, Inc. and subsidiaries as of and for the year ending December 31, 2002, and the historical summary of gross income and direct operating expenses of 610 Westheimer-2000 for the period from September 29, 2002 (commencement of operations) to December 31, 2002 have been included herein in reliance upon the reports of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                            AMREIT AND SUBSIDIARIES
                         INDEX TO FINANCIAL STATEMENTS


                                                                                                                   Page
FINANCIAL STATEMENTS FOR THE THREE AND NINE
  MONTHS ENDED SEPTEMBER 30, 2003 AND 2002:

     Consolidated Balance Sheet as of September 30,2003 (unaudited)..............................................  20

     Consolidated Statements of Operations for the three and nine months ended September 30,2003 and 2002 (unaudited).............................................................  21

     Consolidated Statements of Cash Flows for the three and nine months ended September 30,2003 and 2002 (unaudited).............................................................  22

     Notes to Consolidated Financial Statements for the three and nine months ended September 30,2003 and 2002.........................................................................  23


FINANCIAL STATEMENTS FOR THE YEARS
  ENDED DECEMBER 31, 2002 AND 2001:

     Independent Auditors' Report................................................................................  35

     Independent Auditors' Report................................................................................  36

     Consolidated Balance Sheet, December 31,2002................................................................  37

     Consolidated Statements of Operations for the Years Ended
        December 31,2002 and 2001................................................................................  38

     Consolidated Statements of Shareholders' Equity
        for the Years Ended December 31,2002 and 2001............................................................  39

     Consolidated Statements of Cash Flows for the Years Ended
        December 31,2002 and 2001................................................................................  40

     Notes to Consolidated Financial Statements for the Years Ended
        December 31,2002 and 2001................................................................................  41




FINANCIAL STATEMENT SCHEDULE:

     Schedule III Consolidated Real Estate Owned and Accumulated
        Depreciation for the Year Ended December 31,2002.........................................................  57



610 WESTHEIMER - 2000 HISTORICAL SUMMARY OF GROSS INCOME AND DIRECT OPERATING
   EXPENSES FOR THE PERIOD SEPTEMBER 29, 2002 (COMMENCEMENT OF OPERATIONS)
   THROUGH DECEMBER 31, 2002 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2003
   (Unaudited)

     Independent Auditors' Report................................................................................  61

     Historical Summary of Gross Income and Direct Operating Expenses for the
        Period September 29,2002 (commencement of operations ) through
        December 31,2002 and the Nine Months Ended September 30,2003
        (Unaudited)..............................................................................................  62

     Notes to Historical Summary of Gross Income and Direct Operating Expenses
        for the Period September 29,2002 (commencement of operations) through
        December 31,2002 and the Nine Months Ended September 30, 2003
        (Unaudited)..............................................................................................  63




 All other financial statement schedules are omitted as the required information is either inapplicable or is included in the financial statements or related notes.

                             AMREIT AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEET
                               September 30, 2003
                                   (unaudited)


 ASSETS
 Property:
   Land                                                            $21,531,368
   Buildings                                                        26,466,459
   Tenant improvements                                                 351,561
   Furniture, fixtures and equipment                                   232,142
                                                                   ___________
                                                                    48,581,530
   Less accumulated depreciation                                    (2,731,637)
                                                                   ___________
     Net real estate held for investment                            45,849,893

   Real estate held for sale, net                                    8,850,670

 Net investment in direct financing leases held for ivestment       22,048,739

 Cash and cash equivalents                                           1,348,385
 Accounts receivable                                                   372,600
 Accounts receivable - related party                                   150,432
 Escrow deposits                                                       257,925
 Prepaid expenses, net                                                 324,419

 Other assets:
   Preacquisition costs                                                 17,088
   Loan acquisition cost, net of $117,356 in accumulated
     amortization                                                      328,230
   Accrued rental income                                               498,802
   Intangible lease cost, net of $52,813 in accumulated
     amortization                                                      204,786
   Investment in non-consolidated affiliates                           519,873
                                                                   ___________
     Total other assets                                              1,568,779

                                                                   ___________
 TOTAL ASSETS                                                      $80,771,842
                                                                   ___________
                                                                   ___________

 LIABILITIES AND SHAREHOLDERS' EQUITY
 Liabilities:
   Notes payable                                                   $38,308,124
   Accounts payable                                                  1,321,795
   Accounts payable - related party                                     24,656
   Security deposit                                                     35,930
   Prepaid rent                                                          6,561
                                                                   ___________
     TOTAL LIABILITIES                                              39,697,066
                                                                   ___________

 Minority interest                                                     821,380

 Shareholders' equity:
   Preferred shares, $.01 par value, 10,000,000 shares
     authorized, none issued                                                 -
 Class A Common shares, $.01 par value, 50,000,000 shares
     authorized, 2,917,924 shares issued                                29,179
 Class B Common shares, $.01 par value, 3,000,000 shares
     authorized, 2,384,002 shares issued                                23,840
 Class C Common shares, $.01 par value, 4,400,000 shares
     authorized, 339,455 shares issued                                   3,395
 Capital in excess of par value                                     50,058,297
 Accumulated distributions in excess of earnings                    (8,935,391)
 Deferred compensation                                                (267,330)
 Cost of treasury shares, 105,422 shares                              (658,594)
                                                                   ___________
     TOTAL SHAREHOLDERS' EQUITY                                     40,253,396
                                                                   ___________
 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        $80,771,842
                                                                   ___________
                                                                   ___________

 See Notes to Condensed Consolidated Financial Statements.

                             AMREIT AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (unaudited)


                                                     Quarter ended September 30,         Year to date September 30,
                                                         2003             2002               2003             2002
 Revenues:
   Rental income from operating leases               $1,243,067       $ 1,007,891        $3,575,964       $ 2,259,905
   Earned income from direct financing leases           681,309           594,429         1,950,637         1,222,780
   Service fee income                                   944,530           725,967         2,004,390         1,465,641
   Management fees                                       78,302            50,910           188,549           236,316
   Income from non-consolidated affiliates                7,138                 -            92,476           283,509
   Gain on sales of real estate acquired for resale     237,579           (37,061)          237,579           (37,061)
   Interest and other income                              1,459               542             5,289             2,595
                                                     __________       ___________        __________       ___________
     Total revenues                                   3,193,384         2,342,678         8,054,884         5,433,685
                                                     __________       ___________        __________       ___________

 Expenses:
   General operating and administrative                 869,675           648,849         2,407,338         1,894,836
   Legal and professional                               864,535           365,400         1,597,211           694,861
   Interest                                             598,189           519,665         1,743,535         1,183,345
   Depreciation and amortization                        216,375           226,049           617,946           454,356
   Deferred merger costs                                      -         1,904,370                 -         1,904,370
                                                     __________       ___________        __________       ___________
     Total expenses                                   2,548,774         3,664,333         6,366,030         6,131,768
                                                     __________       ___________        __________       ___________

 Income (loss) before federal income taxes and
 minority interest in income of consolidated joint
 ventures                                               644,610        (1,321,655)        1,688,854          (698,083)

 Federal income tax expense for taxable REIT
 subsidiary                                             (15,300)          (75,000)                -           (90,000)

 Minority interest in income of consolidated joint
 ventures                                               (45,841)          (35,339)         (128,790)         (307,284)
                                                     __________       ___________        __________       ___________

 Income from continuing operations                      583,469        (1,431,994)        1,560,064        (1,095,367)

 Income from discontinued operations                     75,531       $    61,966           205,917       $   168,943

 Net income (loss)                                   $  659,000       $(1,370,028)       $1,765,981       $  (926,424)

 Distributions paid to class B and class C
 shareholders                                          (457,343)         (423,732)       (1,349,010)         (423,732)
                                                     __________       ___________        __________       ___________

 Net income (loss) available to class A
 shareholders                                        $  201,657       $(1,793,760)       $  416,971       $(1,350,156)
                                                     __________       ___________        __________       ___________
                                                     __________       ___________        __________       ___________

 Basic income (loss) from continuing operations
 per common share                                    $    0.045       $    (0.769)       $    0.076       $    (0.639)
                                                     __________       ___________        __________       ___________
                                                     __________       ___________        __________       ___________

 Net income (loss) per common share - basic and
 diluted                                             $    0.072       $    (0.744)       $    0.150       $    (0.568)
                                                     __________       ___________        __________       ___________
                                                     __________       ___________        __________       ___________

 Weighted avergage common shares used to compute
 net income per share, basic and diluted              2,805,753         2,412,544         2,788,303         2,376,569
                                                     __________       ___________        __________       ___________
                                                     __________       ___________        __________       ___________


  See Notes to Condensed Consolidated Financial Statements.

                             AMREIT AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (unaudited)

                                                               Quarter ended September 30,            Year to date September 30,
                                                                2003                2002              2003                 2002
 Cash flows from operating activities:
  Net income (loss)                                           $   659,000       $(1,370,028)        $ 1,765,981        $  (926,424)
   Adjustments to reconcile net income to net cash
    provided by operating activities:
     Investment in real estate acquired for resale                      -                 -          (7,233,069)                 -
     Proceeds from sales of real estate acquir                  2,049,627                 -           3,947,983                  -
     (Gain) loss on sales of real estate acquired for resale     (237,579)           37,061            (237,579)            37,061
     Depreciation and amortization                                241,521           241,275             708,537            494,945
     Amortization of (increase in) deferred compensation           15,457            15,457              90,842            (63,544)
     Minority interest in net income of consolidated
      joint ventures                                               45,841            35,339             128,790            307,284
     Deferred merger costs                                              -         1,904,370                   -          1,904,370
     (Increase) decrease in accounts receivable                   (85,708)          256,697            (198,941)           451,754
     (Increase) decrease in accounts receivable
       - related party                                             (2,623)          821,982             (81,498)         1,263,680
     Increase (decrease) in prepaid expenses, net                  39,138            65,519              22,679              7,099
     Cash receipts from direct financing leases
       (less) more than income recognized                          (3,476)          (81,282)              9,319           (158,047)
     Increase in accrued rental income                            (79,431)          (14,683)           (159,278)           (35,900)
     (Increase) decrease in other assets                         (199,550)          105,554            (192,906)            (1,019)
     Increase (decrease) in accounts payable                      452,309           256,568             175,111           (507,861)
     Decrease in accounts payable- related party                 (155,042)         (121,440)           (181,467)          (146,440)
     (Decrease) increase in prepaid rent                          (84,418)           (7,438)                384                  -
     Decrease in security deposits                                      -             4,857                   -            (10,193)
                                                              ___________       ___________         ___________        ___________
      Net cash provided by (used in) operating activities       2,655,066         2,149,808          (1,435,112)         2,616,765
                                                              ___________       ___________         ___________        ___________

 Cash flows from investing activities:
  Improvements to real estate                                     (45,518)          (71,107)           (323,087)          (497,169)
  Acquisition of investment properties                         (1,474,694)       (8,217,958)         (4,163,689)       (18,028,973)
  Additions to furniture, fixtures and equipment                   (3,124)           (8,329)            (44,717)           (12,503)
  (Investment in) distributions from non-consolidating
    affiliates                                                    110,294           (91,001)             29,462            281,810
  Proceeds from sale of investment property                             -         1,097,562                   -          1,097,562
  Increase in preacquisition costs                                 (7,313)         (204,056)            (15,323)          (275,615)
                                                              ___________       ___________         ___________        ___________
    Net cash provided by (used in) investing activities        (1,420,355)       (7,494,889)         (4,517,354)       (17,434,888)
                                                              ___________       ___________         ___________        ___________

 Cash flows from financing activities:
  Proceeds from notes payable                                   1,900,000         7,885,573          11,160,758         17,382,782
  Payments of notes payable                                    (4,588,257)       (1,440,734)         (6,438,719)        (1,479,971)
  Loan acquisition costs                                                -           (46,584)                  -             (9,446)
  (Purchase) issuance of treasury shares                          (23,080)           (8,442)           (414,224)           176,678
  Issuance of common shares                                     3,393,764            (2,000)          3,393,764             (2,000)
  Issuance costs                                                 (514,689)                -            (514,689)                 -
  Common dividends paid                                          (765,467)         (680,898)         (2,274,526)        (1,012,075)
  Contributions from minority interests                                 -            11,542                   -            620,542
  Distributions to minority interests                             (25,031)          (35,339)           (118,381)          (334,485)
                                                              ___________       ___________          __________        ___________
    Net cash (used in) provided by financing                     (622,760)        5,683,118           4,793,983         15,342,025
                                                              ___________       ___________          __________        ___________

 Net increase (decrease) in cash and cash equiv                   611,951           338,037          (1,158,483)           523,902
 Cash and cash equivalents, beginning of period                   736,434           412,982           2,506,868            227,117
                                                              ___________       ___________          __________        ___________
 Cash and cash equivalents, end of period                     $ 1,348,385       $   751,019          $1,348,385        $   751,019
                                                              ___________       ___________          __________        ___________
                                                              ___________       ___________          __________        ___________


Supplemental schedule of noncash investing and financing activities On July 23, 2002, the Company merged with three of its affiliated partnerships, AAA Net Realty Fund IX, Ltd., AAA Net Realty Fund X, Ltd. and AAA Net Realty Fund XI, Ltd. In conjunction with the merger, the Company acquired $23,890,318 worth of property and issued 2,589,179 shares of Class B common shares.

 Supplemental schedule of cash flow information:
   Cash paid during the year for:
            Interest                                             490,828           384,132           1,618,249            979,296
            Income taxes                                          15,884                 -              46,987            133,841

 See Notes to Condensed Consolidated Financial Statements.

                            AMREIT AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
                                  (Unaudited)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-QSB and include all of the disclosures required by accounting principles generally accepted in the United States of America. The condensed consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary to present a fair statement of results for the three month and nine-month periods ended September 30, 2003 and 2002.

     The condensed consolidated financial statements of AmREIT contained herein should be read in conjunction with the consolidated financial statements included in the Company's annual report on Form 10-KSB for the year ended December 31, 2002.

     DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

     AmREIT, formerly AmREIT, Inc. and previously American Asset Advisers Trust, Inc. (the "Company"), was organized in the state of Maryland in August 1993, is a real estate investment trust ("REIT") based in Houston , Texas, is listed on the American Stock Exchange (AMY) and re-organized in the state of Texas in December 2002. AmREIT is both an owner of net-leased properties and a sponsor of real estate direct participation programs to the financial planning community. For more than 18 years, the Company (and its predecessors) has established a track record of investing in commercial real estate leased primarily to parent companies of corporate tenants in the retail, financial services and banking, medical and restaurant sectors. AmREIT's real estate team focuses on development, management, brokerage and ownership of freestanding credit tenant leased ("CTL") and frontage shopping centers ("FSC") that are located contiguous to major thoroughfares and traffic generators. AmREIT's customer list includes national and regional tenants such as: Walgreens, Goodyear Tire, Washington Mutual, IHOP, McDonald's, Herman Hospital, Sprint, Radio Shack, Coldwell Banker, Guaranty Federal, Bennigan's, Chili's, Texas Children's Pediatric Associates, Discount Tire, etc.

     AmREIT owns a real estate portfolio that consists of 50 properties located in 20 states. Its properties include single-tenant, free standing credit tenant leased projects and multi-tenant frontage projects. The single tenant projects are located coast to coast and are primarily leased to corporate tenants where the lease is the direct obligation of the parent companies. As a result, the dependability of lease payments is based on the strength and viability of the entire company, not just that location. The multi-tenant projects are situated primarily throughout Texas. Supporting the real estate portfolio is an operating company subsidiary of AmREIT that provides a complete range of services including development, construction management, property management, brokerage and leasing.

     On July 23, 2002, the Company completed a merger with three of its affiliated partnerships, AAA Net Realty Fund IX, Ltd., AAA Net Realty Fund X, Ltd., and AAA Net Realty Fund XI, Ltd. With the merger of these affiliated partnerships, AmREIT increased its real estate assets by approximately $24.3 million and issued approximately 2.6 million class B common shares to the limited partners in the affiliated partnerships. Approximately $760 thousand in 8 year, interest only, subordinated notes were issued to limited partners of the affiliated partnerships who exercised their dissenters' rights. The acquired properties are unencumbered, single tenant, free standing properties on lease to national and regional tenants, where the lease is the direct obligation of the parent company. The following selected unaudited pro forma consolidated statement of operations for AmREIT and subsidiaries gives effect to the merger with its three affiliated partnerships, which assumes that the merger occurred on January 1, 2002. Additionally, we have presented a summary of assets acquired and liabilities assumed as of the date of the merger, July 23, 2002.

                  Pro Forma Consolidated Operating Information
                                  (Unaudited)

                                                                     Three Months Ended          Nine Months Ended
                                                                     September 30, 2002         September 30, 2002
Revenues
         Rental income and earned income                               $    1,750,489              $  4,668,458
         Other income                                                         768,699                 1,867,007
                                                                       ______________              ____________
                          Total Revenues                                    2,519,188                 6,535,465
                                                                       ______________              ____________

Total expenses                                                              3,756,895                 6,579,355
                                                                       ______________              ____________
Proforma income before minority interest in income of
consolidated joint ventures                                                (1,237,707)                  (43,890)

Federal income tax benefit from taxable REIT subsidiary                       (75,000)                  (90,000)


Minority interest in income of consolidated joint ventures                     (9,795)                  (18,098)
                                                                       ______________              ____________


Pro forma net income (loss)                                            $   (1,322,502)             $   (151,988)
                                                                       ______________              ____________
                                                                       ______________              ____________


               Summary of Assets Acquired and Liabilities Assumed
                              As of July 23, 2002,



Assets
         Buildings                                        $  16,330,088
         Land                                                 7,560,231
         Accounts receivable                                  1,105,612
         Prepaid expenses                                        15,757
                                                          _____________
         Total Assets                                     $  25,011,688

         Liabilities                                            132,630
                                                          _____________
               Net assets acquired                        $  24,879,058
                                                          _____________
                                                          _____________

         Class B common stock issued                         24,118,648
         Subordinated notes issued                              760,410

     In August 2003 the Company began selling class C common shares. The offering is a $44 million offering, issued on a best efforts basis through the independent financial broker dealer community. The Company will primarily use the proceeds for the acquisition of new properties and to pay down existing debt. At September 30, 2003, the Company had issued approximately 339 thousand shares, representing approximately $3.4 in proceeds from selling class C shares.

     REAL ESTATE HELD FOR SALE
     Properties are classified as real estate held for sale if the properties were purchased with intent to hold the properties for less than a year or if the properties are listed for sale. At September 30, 2003, AmREIT owned five properties that are classified as real estate held for sale. The five properties have a combined carrying value of $8.85 million. Three of the properties have separate notes payable, which have a one year term and a combined balance of $3.46 million at September 30, 2003.

     BASIS OF CONSOLIDATION
     The consolidated financial statements include the accounts of AmREIT and its wholly or majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     NEW ACCOUNTING STANDARDS

     In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and did not have a material effect on our consolidated financial position, results of operations, or cash flows.

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002, however, these disclosure modifications are not applicable to the Company as the Company does not have stock based compensation other than restricted stock grants. The Company has adopted SFAS 148 and the adoption of SFAS 148 did not have a material impact on our consolidated financial position, results of operations, or cash flows.

     In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The implementation of the Interpretation has been delayed until periods ending after December 15, 2003. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective. The Company believes it has no variable interest entities which would require consolidation or disclosure.

     In May 2003, the Financial Accounting Standards Board issued Statement No. 150 ("Statement 150") "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". Statement 150 requires certain financial instruments that have characteristics of both liabilities and equity to be classified as a liability on the balance sheet. Statement 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Statement 150 will be effected by reporting the cumulative effect of a change in accounting principle for contracts created before the issuance date and still existing at the beginning of that interim period. The adoption of Statement 150 did not have an impact on our consolidated financial position, results of operations, or cash flows.

     RECLASSIFICATION

     Certain amounts in the interim unaudited 2002 and 2003 condensed consolidated financial statements have been reclassified to conform to the presentation used in the interim unaudited 2003 condensed consolidated financial statements. Such reclassifications had no effect on previously reported net income or loss or shareholders' equity.

2.   NOTES PAYABLE

     In September 2003, the Company renewed its unsecured credit facility (the "Credit Facility"), which is being used to provide funds for the acquisition of properties and working capital. Under the Credit Facility, which has a term of one year, the Company may borrow up to $20 million subject to the value of unencumbered assets. The Credit Facility contains covenants which, among other restrictions, require the Company to maintain a minimum net worth, a maximum leverage ratio, specified interest coverage and fixed charge coverage ratios and allow the lender to approve all distributions. At September 30, 2003, the Company was in compliance with all financial covenants. The Credit Facility's annual interest rate varies depending upon leverage, from LIBOR plus a spread of 1.40% to LIBOR plus 2.35%. As of September 30, 2003, the interest rate was LIBOR plus 2.0%. As of September 30, 2003, $15.0 million was outstanding under the Credit Facility. Thus the Company has approximately $5.0 million available under its line of credit, subject to Lender approval on the use of the proceeds.

3.   MAJOR TENANTS

     As of September 30, 2003, there have been no significant changes in the tenant make-up from year end December 31, 2002.

4.   EARNINGS PER SHARE

     Basic earnings per share has been computed by dividing net income available to class A shareholders by the weighted average number of class A common shares outstanding. Diluted earnings per share has been computed by dividing net income (as adjusted) by the weighted average number of class A common shares outstanding plus dilutive potential common shares.

     The following table presents information necessary to calculate basic and diluted earnings per share for the periods indicated:

                                                                            Quarter                       Year to Date
                                                                     2003             2002            2003          2002
                                                                     ----             ----            ----          ----
BASIC EARNINGS PER SHARE
     Weighted average class A common shares outstanding           2,805,753       2,412,544        2,788,303     2,376,569

     Basic earnings (loss) per share                                $ 0.072        $ (0.744)         $ 0.150      $ (0.568)
                                                                 ==========     ===========        =========    ==========
     EARNINGS (LOSS) FOR BASIC COMPUTATION
     Net income (loss) available to class A common shareholders
     (basic earnings (loss) per share computation)                $ 201,657     $(1,793,760)       $ 416,971   $(1,350,156)
                                                                  =========     ===========        =========   ===========

     Diluted earnings per share information is not disclosed due to the accretive nature of the common class B and class C shares.


5.   DISCONTINUED OPERATIONS

     The operations of two properties listed as held for sale at September 30, 2003 were reported as discontinued operations. The following is a summary of our discontinued operations:


                                                           Three             Three            Nine           Nine
                                                           Months            Months           Months         Months
                                                           Ended             Ended            Ended          Ended
                                                         9/30/2003         9/30/2002         9/30/2003      9/30/2002
                                                         ---------         ---------         ---------      ---------
     Rental revenue                                       $82,540           $77,192          $247,618       $209,532
     Depreciation and amortization                              -           (15,226)          (30,136)       (40,589)
     Property expenses                                     (7,009)                -           (11,565)             -
                                                         ________           _______          ________       ________
     Income from discontinued operations                 $ 75,531           $61,966          $205,917       $168,943
     Basic income from discontinued operations
           per common share                              $  0.027          $  0.026         $   0.074      $   0.071



6.   COMMITMENTS

     In June 1998, the AmREIT shareholders approved the acquisition of an advisory company then owned by H. Kerr Taylor's, President and CEO of AmREIT. In conjunction with this acquisition, Mr. Taylor agreed to defer a portion of the consideration owed to him, which would be paid based on a specified formula if and when the Company raised additional equity to grow AmREIT's equity and assets. As of September 30, 2003, Mr. Taylor is eligible to receive an additional 384 thousand class A shares as the Company raises additional equity. Based on equity raised through the class C common share offering subsequent to September 30, 2003, and equity anticipated to be raised through December 31, 2003, Mr. Taylor will be issued between 150 thousand and 170 thousand of these additional class A shares, valued at market price on the date of issuance. Upon issuance of these shares, based on the terms of the deferred consideration agreement which expires June 2006, approximately 234 thousand to 214 thousand shares remain available to be issued to Mr. Taylor.

     As of September 30, 2003, AmREIT has contracted for approximately $22.4 million of single tenant and multi-tenant real estate projects that are anticipated to close during the fourth quarter 2003 and first quarter 2004.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

     FORWARD-LOOKING STATEMENTS

     Certain information presented in this Form 10-QSB constitutes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the Company believes that the expectations reflected in these forward-looking statements are based upon reasonable assumptions, the Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference include the following: changes in general economic conditions, changes in real estate market conditions, continued availability of proceeds from the Company's debt or equity capital, the ability of the Company to locate suitable tenants for its properties and the ability of tenants to make payments under their respective leases.

     CRITICAL ACCOUNTING POLICIES

     The following discussion should be read in conjunction with the consolidated financial statements and notes thereto. Historical results and trends which might appear should not be taken as indicative of future operations. The results of operations and financial condition of the Company, as reflected in the accompanying statements and related footnotes, are subject to management's evaluation and interpretation of business conditions, retailer performance, changing capital market conditions and other factors, which could affect the ongoing viability of the Company's tenants. Management believes the most critical accounting policies in this regard are the accounting for lease revenues (including the straight-line rent), the regular evaluation of whether the value of a real estate asset has been impaired and the allowance for doubtful accounts. Each of these issues requires management to make judgments that are subjective in nature. Management relies on its experience, collects historical data and current market data, and analyzes these assumptions in order to arrive at what it believes to be reasonable estimates.

     GENERAL

     AmREIT, a Texas real estate investment trust, is listed on the American Stock Exchange (AMY), and is committed to providing our shareholders with an opportunity to earn dependable, monthly income through investing in high-quality commercial retail real estate. Our strategy is to acquire or develop high-quality properties that are leased to strong national or regional parent companies. Today, AmREIT owns a portfolio of 50 properties, leased to 27 different tenants located in 20 states. As our capital base continues to expand, we are forming additional relationships in the real estate community, identifying investment opportunities that fit our approach, and carrying out our pledge to our shareholders to deliver dependable monthly income.

     For 18 years we have established a track record of investing in commercial real estate leased primarily to corporate tenants in the retail, financial services and banking, medical and restaurant sectors. AmREIT's real estate team focuses on development, management, brokerage and ownership of freestanding credit tenant leased and frontage shopping center properties that are located contiguous to major thoroughfares and traffic generators. AmREIT's real estate customer list includes national and regional tenants such as: Walgreens, Goodyear Tire, Washington Mutual, IHOP, McDonald's, Herman Hospital, Radio Shack, Sprint, Coldwell Banker, Guaranty Federal, Bennigan's, Chili's, Texas Children's Pediatric Associates and Discount Tire.

     AmREIT, or an affiliate, has previously sponsored 14 investment funds through the NASD broker-dealer community. It is currently both a limited partner and general partner in three of these funds. Through this ownership, AmREIT receives commissions, fees and a carried interest in the profits and cash flows of these investment funds. Although this carried interest is not currently reflected in the balance sheet or statement of operations of AmREIT, it is anticipated to generate profits and cash flows to AmREIT as certain returns are met for the investors in these affiliated investment funds.

     LIQUIDITY AND CAPITAL RESOURCES

     Cash flow from operations has been the principal source of capital to fund the Company's ongoing operations. The Company's issuance of common shares and the use of the Company's credit facility have been the principal sources of capital required to fund its growth. In order to continue to expand and develop its portfolio of properties and other investments, the Company intends to finance future acquisitions and growth through the most advantageous sources of capital available to the Company at the time. Such capital sources may include proceeds from public or private offerings of the Company's debt or equity securities, secured or unsecured borrowings from banks or other lenders, a merger with certain affiliated partnerships or other unrelated companies, or the disposition of assets, as well as undistributed funds from operations.

     Comparison of the Three Months Ended September 30, 2003 to September 30, 2002:

     Net cash provided by operating activities increased $505 thousand for the three months ended September 30, 2003 when compared with the three months ended September 30, 2002. The increase in cash provided by operating activities was due primarily to the following: (1) a $2.05 million increase in proceeds from the sale of real estate acquired for resale, from $0 in 2002 to $2.05 million in 2003; (2) net income increased $2.03 million, from a $1.37 million loss in 2002 to net income of $659 thousand in 2003. The increase in net income is primarily due to a non-cash charge of $1.9 million, representing deferred merger costs that were incurred in 2002, therefore, the transaction has no net effect on the cash flow; (3) accounts payable increased by $297 thousand in 2003, compared to a $135 thousand increase in 2002. The above increases in cash are offset by the following: (1) accounts receivable increased by $88 thousand in 2003, compared to a $1.079 million decrease in 2002; (2) other assets decreased $200 thousand in 2003, compared to a $106 thousand increase in 2002.

     Net cash used in investing activities decreased $6.07 million for the three month period ended September 30, 2003 when compared to the three month period ended September 30, 2002. The decrease in cash used in investing activities was primarily due to a $6.75 million decrease in cash used for acquisitions of investment properties, from $8.22 million in 2002 to $1.47 million in 2003. This decrease in cash used is offset by a decrease in proceeds from the sale of investment properties of $1.1 million, from $1.1 million in 2002 to $0 in 2003.

     Net cash used in financing activities increased $6.31 million for the three month period ended September 30, 2003 compared to the three month period ended September 30, 2002. The increase was primarily due to a $5.99 million decrease in proceeds from notes payable, from $7.89 million in 2002 to $1.9 million in 2003. This increase in cash is offset by a $3.15 million increase in payments of notes payable, from $1.44 million in 2002 to $4.59 million in 2003.

     In August 2003 the Company began selling class C common shares. The offering is a $44 million offering, issued on a best efforts basis through the independent financial broker dealer community. The Company will primarily use the proceeds for the acquisition of new properties and pay down existing debt. At September 30, 2003, the Company had issued approximately 339 thousand shares, representing approximately $3.4 million in proceeds from selling class C shares .

     Comparison  of the Nine Months Ended  September  30, 2003 to September 30,
     2002:

     Net cash used in operating activities increased $4.05 million for the nine months ended September 30, 2003 when compared to the nine months ended September 30, 2002. The increase in cash used in operating activities was primarily due to the following: (1) investment in real estate acquired for sale increased $7.23 million, from $0 in 2002 to $7.23 million in 2003;
     (2) accounts receivable increased by $280 thousand in 2003, compared to a $1.72 million decrease in 2002. The above increases in cash used are offset by the following: (1) a $2.69 million increase in net income, from a loss of $926 thousand in 2002 to net income of $1.76 million in 2003. The increase in net income is primarily due to a non-cash charge of $1.9 million, representing deferred merger costs that were incurred in 2002, therefore, the transaction has no net effect on the cash flow; (2) an increase in proceeds from the sale of real estate acquired for resale of $3.95 million, from $0 in 2002 to $3.95 million in 2003; (3) a decrease in accounts payable of $6 thousand in 2003, compared to a decrease of $654 thousand in 2002.

     Net cash used in investing activities decreased $12.92 million for the nine months ended September 30, 2003 when compared to the nine months ended September 30, 2002. The decrease in cash used was primarily due to a decrease in acquisitions of investment properties of $13.87 million, from $18.03 million in 2002 to $4.16 million in 2003. This decrease in cash used is offset by a $1.1 million decrease in proceeds from the sale of investment properties, from $1.1 million in 2002 to $0 in 2003.

     Net cash provided by financing activities decreased $10.55 million for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002. The decrease was primarily due to the following components: (1) a decrease in proceeds from notes payable of $6.22 million, from $17.38 million in 2002 to $11.16 in 2003; (2) an increase in payments of notes payable of $4.96 million; (3) an increase in common dividends paid of $1.26 million, from $1.01 million in 2002 to $2.27 million in 2003; (4) a decrease in contributions from minority interests of $621 thousand; (5) an increase in the purchase of treasury shares of $591 thousand. The above decreases in cash are offset by a $3.40 million increase in the issuance of common shares.


     Cash flows provided by (used in) operating activities, investing activities, and financing activities for the three and nine months ended September 30 are presented below in thousands:

                                   Quarter                  Year to date
                              2003          2002        2003            2002
     Operating activities   $ 2,655       $ 2,150     $(1,435)        $  2,617
     Investing activities   $(1,420)      $(7,495)    $(4,517)        $(17,435)
     Financing activities   $  (623)      $ 5,683     $ 4,794         $ 15,342

     On July 23, 2002, the Company completed a merger with three of its affiliated partnerships, which increased the Company's real estate assets by approximately $24.3 million. Pursuant to the merger, the Company issued approximately 2.6 million class B common shares to the limited partners in the Affiliated Partnerships. Approximately $760 thousand in 8 year, interest only, subordinated notes were issued to limited partners of the Affiliated Partnerships who exercised their dissenters rights. The acquired properties are unencumbered, single tenant, free standing properties on lease to national and regional tenants, where the lease is the direct obligation of the parent company.

     The Company's leases typically provide that the tenant bears responsibility for substantially all property costs and expenses associated with ongoing maintenance and operation, including utilities, property taxes and insurance. In addition, the Company's leases generally provide that the tenant is responsible for roof and structural repairs. Some of the tenant's leases require the Company to be responsible for roof and structural repairs. In these instances, the Company normally requires warranties, and/or guarantees from the related vendors, suppliers and/or contractors, to mitigate the potential costs of repairs during the primary terms of the leases. Because many of the properties which are subject to leases that place these responsibilities on the Company are recently constructed, management anticipates that capital demands to meet obligations with respect to these properties will be minimal for the foreseeable future and can be met with funds from operations and working capital. The Company may be required to use bank borrowings or other sources of capital in the event of unforeseen significant capital expenditures.

     In September 2003, the Company renewed its unsecured credit facility (the "Credit Facility"), which is being used to provide funds for the acquisition of properties and working capital. Under the Credit Facility, which has a term of one year, the Company may borrow up to $20 million subject to the value of unencumbered assets. The Credit Facility contains covenants which, among other restrictions, require the Company to maintain a minimum net worth, a maximum leverage ratio, specified interest coverage and fixed charge coverage ratios and allow the lender to approve all distributions. At September 30, 2003, the Company was in compliance with all applicable financial covenants. The Credit Facility's annual interest rate varies depending upon leverage, from LIBOR plus a spread of 1.4% to LIBOR plus 2.35%. As of September 30, 2003, the interest rate was LIBOR plus 2.0%. As of September 30, 2003, $15.0 million was outstanding under the Credit Facility. Thus the Company has approximately $5.0 million available under its line of credit, subject to lender approval on the use of the proceeds.

     As of September 30, 2003, the Company owned 50 properties directly and, since its inception, had invested $79 million, exclusive of any minority interests, including certain acquisition expenses related to the Company's investment in these properties. These expenditures resulted in a corresponding decrease in the Company's liquidity.

     Until properties are acquired by the Company, cash is held in short-term, highly liquid investments that the Company believes to have appropriate safety of principal. This investment strategy has allowed, and continues to allow, high liquidity to facilitate the Company's use of these funds to acquire properties at such time as properties suitable for acquisition are located. At September 30, 2003 and 2002, the Company's cash and cash equivalents totaled $1.348 million and $751 thousand respectively.

     The Company paid aggregate cash dividends to the holders of its class A, class B and class C common shares, for the three months ended of September 30, 2003 and 2002 of $765 thousand and $681 thousand, respectively.

     INFLATION

     Inflation has had very little effect on income from operations. Management expects that increases in store sales volumes due to inflation as well as increases in the Consumer Price Index (C.P.I.), may contribute to capital appreciation of the Company properties. These factors, however, also may have an adverse impact on the operating margins of the tenants of the properties.

     FUNDS FROM OPERATIONS

     Funds from operations (FFO) increased $2.013 million to $874 thousand for the three months ended September 30, 2003 from $(1.139) million for the three months ended September 30, 2002. For the nine month period ended September 30, 2003 FFO increased $2.871 million, from $(463) thousand in 2002 to $2.408 million in 2003. Management considers FFO to be an appropriate measure of operating performance for an equity REIT. The Company has adopted the National Association of Real Estate Investment Trusts (NAREIT) definition of FFO. FFO is calculated as net income (computed in accordance with generally accepted accounting principles) excluding gains or losses from sales of depreciable operating property, depreciation and amortization of real estate assets, and excluding results defined as "extraordinary items" under generally accepted accounting principles. We believe that in order to facilitate a clear understanding of our historic operating results, FFO should be examined in conjunction with net income as presented in the consolidated statement of operations and data included elsewhere in this report. FFO should not be considered an alternative to cash flows from operating, investing and financing activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to meet cash needs. The Company's computation of FFO may differ from the methodology for calculating FFO utilized by other equity REITs and, therefore, may not be comparable to such other REITs. FFO is not defined by generally accepted accounting principles and should not be considered an alternative to net income as an indication of the Company's performance. Below is the reconciliation of net income to funds from operations in thousands for the three and nine months ended September 30:


                                                               Quarter                             Year to Date
                                                      2003                2002                2003              2002
                                                      ----                ----                ----              ----
Net income (loss)                                 $      659           $ (1,370)            $ 1,766           $  (926)
Depreciation and amortization:
  Continuing operations                                  215                216                 612               422
  Discontinued operations                                  -                 15                  30                41
                                                  __________           ________             _______           _______
Total funds from operations *                     $      874           $ (1,139)            $ 2,408           $  (463)
                                                  ==========           ========             =======           =======
Cash distributions paid to class A, B
   and C shareholders                             $      765           $    681             $ 2,275           $ 1,012
FFO in excess of (less than) distributions*       $      109           $ (1,820)            $   133           $(1,475)



* Based on adherence to the NAREIT definition of FFO, we did not add back the $1.904 million charge to earnings in the third quarter 2002 resulting from shares issued to Mr. Taylor, president of the Company. Adding this $1.904 million charge to earnings back to earnings would result in adjusted funds from operations of $765 thousand for the three months ended September 30, 2002 and $1.441 million for the nine months ended September 30, 2002, respectively. Adding the charge to earnings would also result in dividends paid being less than adjusted FFO of $84 thousand for the three months ended September 30, 2002 and $429 thousand for the nine months ended September 30, 2002.

     RESULTS OF OPERATIONS

     Comparison of the Three Months Ended September 30, 2003 to September 30, 2002:

     During the three months ended September 30, 2003 and September 30, 2002, the Company earned $1.9 million and $1.6 million, respectively, in rental income from operating leases and earned income from direct financing leases. Additional property purchases resulted in the increased income from rents and earned income from direct financing leases. Service fee income increased $219 thousand, from $726 thousand in 2002 to $945 thousand in 2003. The increase in service fee income was primarily due to an increase in commission income from an increase in equity raised in our real estate investment sponsorship activities. Gain on sale of real estate acquired for resale increased $275 thousand, from a loss of $37 thousand in 2002 to a $238 thousand gain in 2003. The gain recorded in 2003 is related to the sale of an IHOP property in Milwaukee, WI.

     During the three months ended September 30, 2003 and September 30, 2002, the Company's expenses were $2.5 million and $3.7 million, respectively. The $1.2 million decrease in expenses is primarily attributable to a non-recurring charge in 2002 of $1.9 million, which was a deferred payment of merger related expenses. This decrease in expense was partially offset by the following increases: (1) an increase in general operating and administrative expense of $221 thousand, from $649 thousand in 2002 to $870 thousand in 2003, which was primarily attributable to an increase in salary expense due to additional positions; and (2) an increase in legal and professional fees of $500 thousand, from $365 thousand in 2002 to $865 thousand in 2003, which was primarily due to an increase in commissions paid to third party security brokerage companies.

     Comparison  of the Nine Months Ended  September  30, 2003 to September 30,
     2002:

     During the nine months ended September 30, 2003 and September 30, 2002, the Company earned $5.5 million and $3.5 million, respectively, in rental income from operating leases and earned income from direct financing leases. Additional property purchases as well as the merged properties from the three affiliated partnerships resulted in the increased income from rents and earned income from direct financing leases. Service fee income increased $539 thousand, from $1.466 million in 2002 to $2.004 million in 2003. The increase is primarily due to an increase in commission income, which is partially offset by a decrease in advisory fee income. Gain on sale of real estate acquired for resale increased $275 thousand, from a loss of $37 thousand in 2002 to a $238 gain in 2003. The gain recorded in 2003 is related to the sale of an IHOP property in Milwaukee, WI.

     During the nine months ended September 30, 2003 and September 30, 2002, the Company's expenses were $6.37 million and $6.13 million, respectively. The $234 thousand increase in expenses is primarily due to (1) an increase in legal and professional fees of $902 thousand, from $695 thousand in 2002 to $1.6 million in 2003. The increase in legal and professional fees is primarily attributable to increased commission expense paid to third party security brokerage companies; (2) an increase in interest expense of $560 thousand, from $1.2 million in 2002 to $1.7 million in 2003. The increase in interest expense is due to additional debt used to finance the acquisition of additional properties; (3) an increase in general operating and administrative expenses of $513 thousand, from $1.9 million in 2002 to $2.4 million in 2003, which is due to an increase in salary expense due to additional positions. These increases in expense are offset by a decrease in deferred acquisition costs of $1.9 million, which is attributable to the deferred payment of merger related expenses that was expensed in 2002.

Discontinued Operations

The operations of two properties listed as held for sale at September 30, 2003 were reported as discontinued operations. The following is a summary of our discontinued operations:


                                                 Three               Three                Nine              Nine
                                                 Months              Months              Months            Months
                                                 Ended               Ended               Ended             Ended
                                               9/30/2003           9/30/2002           9/30/2003         9/30/2002
                                               ---------           ---------           ---------         ---------
Rental revenue                                  $82,540             $77,192             $247,618          $209,532
Depreciation and amortization                         -             (15,226)             (30,136)          (40,589)
Property expenses                                (7,009)                  -              (11,565)                -
                                                _______             _______             ________          ________
Income from discontinued operations             $75,531             $61,966             $205,917          $168,943
Basic income from discontinued operations
      per common share                          $ 0.027             $ 0.026             $  0.074          $  0.071


                       CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                       AND FINANCIAL STATEMENT SCHEDULE
                     FOR THE YEAR ENDED DECEMBER 31, 2002

                            AMREIT AND SUBSIDIARIES

INDEPENDENT AUDITORS' REPORT

To the Board of Trust Managers
AmREIT:

We have audited the accompanying consolidated balance sheet of AmREIT and subsidiaries (the "Company") as of December 31, 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 2002. In connection with our audit of the consolidated financial statements, we have also audited the related financial statement schedule. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AmREIT and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The consolidated financial statements of AmREIT and subsidiaries for 2001 prior to their restatement as required under Financial Accounting
Standards Board Statement No. 144 (Statement 144) as described in Note 10 to the consolidated financial statements, were audited by other auditors whose report is presented separately herein. We audited the reclassifications that were applied to revise the 2001 financial statements. In our opinion, such reclassifications are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of AmREIT and subsidiaries other than with respect to such reclassifications and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.


KPMG LLP

Houston, Texas
March 31, 2003, except for the 5th paragraph of
Note 1, Item 5 of Note 6 and Note 10,
which are as of December 17, 2003.

INDEPENDENT AUDITORS' REPORT


To the Board of Trust Managers
AmREIT

We have audited the consolidated statements of operations, shareholders' equity and cash flows of AmREIT (formerly AmREIT,Inc.) and subsidiaries (the "Company") for the year ended December 31, 2001 (none of which are presented herein in their original format). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, AmREIT and subsidiaries results of operations and cash flows for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America



DELOITTE & TOUCHE LLP

Houston, Texas
March 15, 2002

                            AMREIT AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET
                               December 31, 2002


                                                                                                  2002
 ASSETS
Property:
   Land                                                                                      $18,945,607
   Buildings                                                                                  28,652,858
   Furniture, fixtures and equipment                                                             381,383
                                                                                              __________
                                                                                              47,979,848
   Accumulated depreciation                                                                   (2,136,376)
                                                                                              __________
     Total property, net                                                                      45,843,472

 Net investment in direct financing leases                                                    23,405,324

 Cash and cash equivalents                                                                     2,506,868
 Accounts receivable                                                                             173,659
 Accounts receivable - related party                                                              68,934
 Escrow deposits                                                                                 120,466
 Prepaid expenses, net                                                                           438,696

 Other assets:
   Preacquisition costs                                                                            1,765
   Loan acquisition cost, net of $85,579 in accumulated amortization                             249,572
   Accrued rental income                                                                         360,062
   Intangible lease cost                                                                         257,600
   Investment in non-consolidated affiliates                                                     549,335
                                                                                              __________
     Total other assets                                                                        1,418,334
                                                                                              __________
 TOTAL ASSETS                                                                                $73,975,753
                                                                                             ===========

 LIABILITIES AND SHAREHOLDERS' EQUITY
 Liabilities:
   Notes payable                                                                             $33,586,085
   Accounts payable                                                                            1,126,219
   Accounts payable - related party                                                              206,123
   Security deposit                                                                               33,930
   Prepaid rent                                                                                    6,177
                                                                                             ___________
     TOTAL LIABILITIES                                                                        34,958,534
                                                                                             ___________
 Minority interest                                                                               810,971

 Shareholders' equity:
   Preferred stock, $.01 par value, 10,001,000 shares authorized, none issued                          -
   Class A Common stock, $.01 par value, 100,010,000 shares authorized,
     2,772,340 shares issued and outstanding                                                      27,723
   Class B Common stock, $.01 par value, 3,000,000 shares authorized,
     2,464,207 shares issued and outstanding                                                      24,642
   Capital in excess of par value                                                             47,183,271
   Accumulated distributions in excess of earnings                                            (8,426,846)
   Deferred compensation                                                                        (205,353)
   Cost of treasury stock, 65,379 shares                                                        (397,189)
                                                                                             ___________
     TOTAL SHAREHOLDERS' EQUITY                                                               38,206,248
                                                                                             ___________
 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                  $73,975,753
                                                                                             ===========


 See Notes to Consolidated Financial Statements.

                            AMREIT AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                   Years ended December 31,
                                                                                 2002                   2001
Revenues:
   Rental income from operating leases                                       $ 3,386,030             2,371,793
   Earned income from direct financing leases                                  1,807,117               637,537
   Service fees and other income                                               2,041,999             2,033,008
   Management fees                                                               279,910               342,349
   Income from non-consolidated affiliates                                       416,904                20,743
   (Loss) gain on sale of property                                               (47,553)              254,013
   Interest income                                                                 4,206                10,555
                                                                               _________             _________
     Total revenues                                                            7,888,613             5,669,998
                                                                               _________             _________
 Expenses:
   General operating and administrative                                        2,801,946             1,953,285
   Legal and professional                                                      1,332,188             1,002,776
   Interest                                                                    1,774,973             1,063,574
   Depreciation                                                                  611,084               413,583
   Deferred merger costs                                                       1,904,370                     -
                                                                               _________             _________
     Total expenses                                                            8,424,561             4,433,218
                                                                               _________             _________
 (Loss) income before federal income taxes and minority
   interest in net income of consolidated joint ventures                        (535,948)            1,236,780

 Federal income tax expense for taxable REIT subsidiary                           60,656               144,420

 Minority interest in net income of consolidated joint ventures                 (308,010)             (527,571)
                                                                              __________             _________



(Loss) income from continuing operations                                        (904,614)              564,789

 Income from discontinued operations                                             245,841               225,719
                                                                              __________             _________
 Net (loss) income                                                              (658,773)              790,508

 Distributions paid to Class B shareholders                                     (865,293)                    -
                                                                              __________             _________


 Net (loss) income available to Class A shareholders                         $(1,524,066)              790,508
                                                                              ==========             =========

 Basic and diluted (loss) income from continuing operations per share              (0.72)                 0.24

 Net (loss) income per common share, basic and diluted                             (0.62)                 0.34
                                                                              ==========             =========

 Common shares used to compute net (loss) and income
   per share, basic and diluted                                                2,469,725             2,354,572
                                                                              ==========             =========

  See Notes to Consolidated Financial Statements.

                         AMREIT AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    Years ended December 31, 2002 and 2001



                                                                                                            Capital in
                                                                            Common Shares                    excess of
                                                                               Number          Amount        par value

 Balance at December 31, 2000                                                  2,384,117     $ 23,841      $ 21,655,867

  Net income                                                                           -            -                 -

  Repurchase of common shares, Class A (24,723 shares)                                 -            -                 -

  Distributions                                                                        -            -                 -
                                                                               _________       ______        __________

 Balance at December 31, 2001                                                  2,384,117       23,841        21,655,867
                                                                               _________       ______        __________

  Net loss                                                                             -            -                 -

  Issuance of common shares Class A                                              388,200        3,882         2,057,755

  Issuance of common shares Class B, net of 124,750 that
      converted to Class A                                                     2,464,207       24,642        23,469,649

  Issuance of restricted shares Class A                                                -            -                 -

  Repurchase of common shares Class A (46,069 shares)                                  -            -                 -

   Distributions                                                                       -            -                 -
                                                                               _________       ______        __________

 Balance at December 31, 2002                                                  5,236,524      $52,365       $47,183,271
                                                                               =========       ======        ==========






                                                              Accumulated
                                                             distributions        Defered          Cost of
                                                              in excess of      Compensation       treasury
                                                                earnings         Obligation         shares           Total
Balance at December 31, 2000                                 $ (6,223,523)       $         -     $ (127,467)     $ 15,328,718

Net income                                                        790,508                  -              -           790,508

Repurchase of common shares Class A (24,723 shares)                     -                  -       (160,703)         (160,703)

Distributions                                                    (604,742)                 -              -          (604,742)
                                                                _________          _________       ________        __________

Balance at December 31, 2001                                   (6,037,757)                 -       (288,170)       15,353,781
                                                                _________          _________       ________        __________

  Net loss                                                       (658,773)                 -              -          (658,773)

  Issuance of common shares, Class A                                    -                  -              -         2,061,637

  Issuance of common shares, Class B, net of 124,750 that
        converted to Class A                                            -                  -              -        23,494,291

  Issuance of restricted shares Class A                                 -           (205,353)       185,119           (20,234)

  Repurchase of common shares Class A (46,069 shares)                   -                  -       (294,138)         (294,138)

   Distributions                                               (1,730,316)                 -              -        (1,730,316)
                                                                _________            _______        _______        __________
Balance at December 31, 2002                                  $(8,426,846)         $ (205,353)    $(397,189)      $38,206,248
                                                                =========            ========       =======        ==========

See Notes to Consolidated Financial Statements.

                            AMREIT AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                   Years ended December 31,
                                                                                                    2002              2001
 Cash flows from operating activities:
   Net (loss) income                                                                            $  (658,773)          790,508
   Adjustments to reconcile net (loss) income to net cash
       provided by operating activities:
       Loss (gain) on sale of property                                                               47,553          (254,013)
       Depreciation and amortization                                                                723,607           481,265
       Increase in minority interest in net income of consolidated
        joint ventures                                                                              308,010           527,571
       Deferred merger costs                                                                      1,904,370                 -
       Decrease (increase) in accounts receivable                                                 1,155,875           (89,921)
       Decrease (increase)in accounts receivable - related party                                    378,494          (298,521)
       Increase in prepaid expenses, net                                                           (170,028)         (128,324)
       (Decrease) increase in accounts payable                                                     (365,018)          821,168
       Increase in accounts payable- related party                                                  181,123            15,524
       Cash receipts from direct financing leases
         less than income recognized                                                                282,805           (38,581)
       Decrease (increase) in accrued rental income                                                  32,095          (102,757)
       Increase in prepaid rent                                                                       6,177                 -
       Increase in other assets                                                                     (49,114)          (81,545)
       Increase in deferred compensation                                                            (48,086)                -
                                                                                                  _________         _________
     Net cash provided by operating activities                                                    3,729,090         1,642,374
                                                                                                  _________         _________
 Cash flows from investing activities:
   Improvements to real estate                                                                     (623,124)         (432,276)
   Acquisitions of real estate                                                                  (18,951,523)       (3,445,279)
   Additions to furniture, fixtures and equipment                                                   (25,131)          (37,061)
   Distributions from (investment in) joint ventures                                                431,604          (729,958)
   Proceeds from sale of property                                                                 3,692,544         2,520,259
   Decrease (increase) in preacquisition costs                                                      207,435          (208,576)
                                                                                                 __________         _________
     Net cash used in investing activities                                                      (15,268,195)       (2,332,891)
                                                                                                 __________         _________
 Cash flows from financing activities:
   Proceeds from notes payable                                                                   19,253,403         8,038,500
   Payments of notes payable                                                                     (3,399,277)       (6,539,134)
   Loan acquisition costs                                                                           (38,035)         (169,579)
   Issuance of treasury stock                                                                       185,119                 -
   Purchase of treasury stock                                                                      (294,138)         (160,703)
   Issuance of common stock                                                                        (517,857)                -
   Retirement of common stock                                                                      (106,500)                -
   Common dividends paid                                                                         (1,730,316)         (604,742)
   Contributions from minority interests                                                            809,971                 -
   Distributions to minority interests                                                             (343,514)         (582,575)
                                                                                                 __________       ___________
     Net cash provided by (used in) financing activities                                         13,818,856           (18,233)
                                                                                                 __________       ___________
 Net increase (decrease) in cash and cash equivalents                                             2,279,751          (708,750)
 Cash and cash equivalents at January 1                                                             227,117           935,867
                                                                                                 __________       ___________
 Cash and cash equivalents at December 31                                                       $ 2,506,868      $    227,117
                                                                                                 ==========       ===========




   Supplemental schedule of noncash investing and financing activities
   On July 23, 2002, the Company merged with three of its affiliated partnerships, AAA Net Realty Fund IX, Ltd., AAA Net Realty Fund X, Ltd. and AAA Net Realty Fund XI, Ltd. In conjunction with the merger, the Company acquired $23,890,319 worth of property and issued 2,589,179 shares of Class B common stock.

   Supplemental schedule of cash flow information: Cash paid during the year for:
       Interest                                                                                   1,691,927         1,063,574
       Income taxes                                                                                 133,841                 -



 See Notes to Consolidated Financial Statements.

                           AMREIT AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

AmREIT, ("AmREIT" or the "Company") formally AmREIT, Inc., which was incorporated in the state of Maryland in August 1993, is a real estate investment trust ("REIT") based in Houston, Texas and is listed on the American Stock Exchange (AMY). AmREIT was organized in the state of Texas on December 22, 2002 and is a pre-eminent sponsor of real estate direct participation programs to the financial planning community. For more than 17 years, the Company has established a track record of investing in commercial real estate leased to parent companies in the retail, financial services and banking, medical and restaurant sectors. AmREIT's real estate team focuses on development, management, brokerage and ownership of freestanding credit tenant leased ("CTL") and frontage shopping centers ("FSC") that are located contiguous to major thoroughfares and traffic generators. AmREIT's customer list includes national and regional tenants such as: Walgreens, Goodyear Tire, Washington Mutual, IHOP, McDonald's, Herman Hospital, Radio Shack, Coldwell Banker, Guaranty Federal, Bennigan's, Chili's, Texas Children's Pediatric Associates, Discount Tire, etc.

AmREIT owns a real estate portfolio that consists of over 46 properties located in 18 states. Its properties include single-tenant; free standing credit tenant leased projects and multi-tenant frontage projects. The single tenant projects are located from coast to coast and are primarily leased to corporate tenants where the lease is the direct obligation of the parent companies. In so doing, the dependability of the lease payments are based on the strength and viability of the entire company, not just that location. The multi-tenant projects are situated primarily throughout Texas. Supporting the real estate portfolio is an operating company subsidiary of AmREIT that provides a complete range of services including development, construction management, property management, brokerage and leasing.

Through AmREIT's direct participation programs, it creates new investment entities that buy and develop commercial real estate with proceeds raised from third-party investors. AmREIT has extensive experience and long-term relationships in the commercial real estate market - the basis of its ability to sponsor real estate investment opportunities while creating fee income and carried interests for AmREIT and its shareholders.

On July 23, 2002, the Company completed a merger with three of its affiliated partnerships, AAA Net Realty Fund IX, Ltd., AAA Net Realty Fund X, Ltd., and AAA Net Realty Fund XI, Ltd. With the merger of the affiliated partnerships, AmREIT increased its real estate assets by approximately $24.3 million and issued approximately 2.6 million Class B common shares to the limited partners in the affiliated partnerships. Approximately $760 thousand in 8 year, interest only, subordinated notes were issued to limited partners of the affiliated partnerships who dissented against the merger. The acquired properties are unencumbered, single tenant, free standing properties on lease to national and regional tenants, where the lease is the direct obligation of the parent company. This merger transaction triggered a payment under the deferred consideration agreement between AmREIT and H. Kerr Taylor, President and Chief Executive Officer. The deferred consideration agreement was approved by the shareholders in 1998 as part of the sale of Mr. Taylor's advisory company to AmREIT. In the agreement, Mr. Taylor would receive additional class A common shares, in exchange for the sale of his advisory company, as AmREIT issued additional capital. Mr. Taylor was issued approximately 302 thousand Class A common shares, which resulted in a deferred merger expense of $1.9 million in the third quarter 2002. Under the deferred consideration agreement, approximately 384 thousand shares remain to be issued to Mr. Taylor in the event the Company issues additional shares prior to June 4, 2004, the expiration date of the agreement.

In accordance with Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" issued by the Financial Accounting Standards Board, the consolidated statements of operations have been restated from those originally reported for the years ended December 31, 2002 and 2001 to reflect separately the results of discontinued operations for properties held for sale during the nine-months ended September 30, 2003. The restatement had no impact on the consolidated balance sheets, consolidated statement of shareholders equity or statements of cash flows. The restatement had no impact on net (loss) income or net (loss) income per share for the years ended December 31, 2002 and 2001, see Note 10.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of AmREIT, and its wholly or majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

BASIS OF ACCOUNTING

The financial records of the Company are maintained on the accrual basis of accounting whereby revenues are recognized when earned and expenses are recorded when incurred.

CASH AND CASH EQUIVALENTS

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds.


PROPERTY

Property is leased to others, primarily on a net lease basis, whereby the operating expenses related to the properties, including property taxes, insurance and common area maintenance are the responsibility of the tenant. The leases are accounted for under the operating method or the direct financing method in accordance with generally accepted accounting principles. Under the operating lease method, the properties are recorded at cost. Rental income is recognized ratably over the life of the lease and depreciation is charged based upon the estimated useful life of the property. Under the direct financing lease method, properties are recorded at their net investment. Unearned income is deferred and amortized to income over the life of the lease so as to produce a constant periodic rate of return.

Expenditures related to the development of real estate are carried at cost plus capitalized carrying charges, acquisition costs and development costs. Carrying charges, primarily interest and loan acquisition costs, and direct and indirect development costs related to buildings under construction are capitalized as part of construction in progress. The Company capitalizes acquisition costs once the acquisition of the property becomes probable. Prior to that time, the Company expenses these costs as acquisition expense.

Management reviews its properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets, including accrued rental income, may not be recoverable through operations. Management determines whether an impairment in value occurred by comparing the estimated future cash flows (undiscounted and without interest charges), including the residual value of the property, with the carrying cost of the individual property. If impairment is indicated, a loss will be recorded for the amount by which the carrying value of the asset exceeds its fair value.


DEPRECIATION

Buildings are depreciated using the straight-line method over an estimated useful life of 39 years. Leasehold estate properties, where the Company owns the building and improvements but not the related ground, therefore there is no residual value beyond the lease, are depreciated over the life of the lease.

INVESTMENT IN NON-CONSOLIDATED AFFILIATES

AmREIT invested $250 thousand as a limited partner and $1,000 as a general partner in AmREIT Opportunity Fund, Ltd. ("AOF"), which is accounted for using the equity method. The limited partners have the right to remove and replace the general partner by a vote of the limited partners owning two-thirds of the outstanding units. AmREIT currently owns a 10.5% limited partner interest in AOF. AOF was formed to develop, own, manage, and hold for investment and, or resell property and to make or invest in loans for the development or construction of property. Liquidation of AOF commenced in July of 2002. Based on the general partner's analysis of owned real estate as of December 31, 2002, none of the assets owned or in liquidation by AOF are impaired.

AmREIT invested $200 thousand as a limited partner and $1,000 as a general partner in AmREIT Income & Growth Fund, Ltd. ("AIG") that is accounted for using the equity method. The limited partners have the right to remove and replace the general partner by a vote of the limited partners owning a majority of the outstanding units. AmREIT currently owns an approximately 3.9% limited partner interest in AIG. AIG was formed to develop, own, manage, and hold for investment and, or resell property and to make or invest in loans for the development or construction of property.

AmREIT invested $70 thousand as a limited partner in AmREIT CDP #27, LP that is accounted for using the equity method. AmREIT CDP #27, LP was formed to acquire commercial real property and to develop, operate, lease, manage, and or sell real property. AmREIT CDP #27, LP purchased two IHOP properties in 2001 located in Memphis, Tennessee and Tupelo, Mississippi. The Memphis, Tennessee property was sold for a profit in the first quarter of 2002.

ARIC invested $122 thousand as a limited partner in AmREIT CDP SPE #33, Ltd. that is accounted for using the equity method. AmREIT CDP SPE #33, Ltd. was formed to acquire commercial real property and to develop, operate, lease, manage, and or sell real property. In December 2001, AmREIT CDP #33, Ltd. purchased three IHOP leasehold estate properties located in Houston, Texas, Orem, Utah, and Hagerstown, Maryland.

AmREIT invested $330 thousand as a member in AmREIT CDP #31, LLC ("CDP 31") that is accounted for using the equity method. CDP 31 was formed to acquire commercial real property and to develop, operate, lease, manage, and or sell real property. CDP 31 purchased two IHOP properties in 2001 located in Cookeville, Tennessee and Scottsdale, Arizona. Both properties were sold during the first quarter 2002, and CDP 31 does not own any real property as of December 31, 2002.


OTHER ASSETS

Other assets include loan acquisition costs, net of accumulated amortization, of $250 thousand. Loan acquisitions costs are incurred in obtaining property financing and are amortized to interest expense on the effective interest method over the term of the debt agreements. Accumulated amortization related to loan acquisition costs as of December 31, 2002 totaled $86 thousand.

DEFERRED COMPENSATION

Deferred compensation includes stock grants to employees as a form of long term compensation. The stock grants vest over a period of time not to exceed four years. This allows the Company to align the interest of its employees with the interest of our shareholders. As the stock grants vest, the Company will amortize the vested portion to compensation expense. The expense will be calculated by taking the number of shares vested multiplied by the market price per share as determined on the vesting dates.

Effective January 1, 2003, AmREIT will adopt SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123".

STOCK ISSUANCE COSTS

Issuance costs incurred in the raising of capital through the sale of common stock are treated as a reduction of shareholders' equity.

REVENUE RECOGNITION

Properties are primarily leased on a net lease basis. Revenue is recognized on a straight-line basis over the terms of the individual leases. Service fees are recognized when earned.

FEDERAL INCOME TAXES

AmREIT is qualified as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, and is, therefore, not subject to Federal income taxes to the extent of dividends paid, provided it meets all conditions specified by the Internal Revenue Code for retaining its REIT status, including the requirement that at least 90% of its real estate investment trust taxable income is distributed by March 15 of the following year.

AmREIT Realty Investment Corporation ("ARIC"), a wholly owned subsidiary of AmREIT, is treated as a taxable REIT subsidiary for Federal income tax purposes. As such, ARIC and its consolidated subsidiaries have recorded a Federal income tax expense at December 31, 2002 of $61 thousand, which represents the Federal income tax obligations on the consolidated taxable REIT subsidiary's taxable net income. Additionally, in 2002, a deferred tax liability of $28 thousand was established to record the taxes on certain real estate assets of ARIC.

EARNINGS PER SHARE

Basic earnings per share has been computed by dividing net income to class A common shareholders by the weighted average number of class A common shares outstanding. Diluted earnings per share has been computed by dividing net income (as adjusted) by the weighted average number of common shares outstanding plus the weighted average number of dilutive potential common shares.

The following table presents information necessary to calculate basic and diluted earnings per share for the periods indicated:


                                                                                   For the Years Ended December 31,

BASIC AND DILUTED EARNINGS PER SHARE                                                  2002               2001
  Weighted average common shares outstanding (in thousands)                          2,470              2,355

  Basic and diluted (loss)/earnings per share *                                     $(0.62)             $0.34
                                                                                    -------              -----

  EARNINGS FOR BASIC AND DILUTED COMPUTATION

  (Loss) earnings to Class A common shareholders (in thousands) *                  $(1,524)              $791
                                                                                     ======              ====


 * For 2002, the loss of $1.524 million includes the charge taken against earnings during the third quarter of $1.9 million, which was the market value of the Class A common shares issued to H. Kerr Taylor, President & CEO, related to the sale of his advisory company to AmREIT in 1998. The charge was for the deferred merger cost due from this sale that was triggered by the issuance of additional common stock as part of the merger with AmREIT's affiliated partnerships during the third quarter of 2002.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's consolidated financial instruments consist primarily of cash, cash equivalents, accounts receivable and accounts and notes payable. The carrying value of cash, cash equivalents, accounts receivable and accounts payable are representative of their respective fair values due to the short-term maturity of these instruments. The Company's total debt obligations are $33.6 million, of which $13.42 million has variable rate terms and therefore, the fair value is representative of its carry value. Approximately $20.18 million has fixed rate terms, of which approximately $15.5 million was entered into during 2002. Based on the dates that the debt obligations were entered into and the pricing on current debt obligations, the Company believes that the fair value of its fixed rate debt obligations is materially representative of its carry value.


NEW ACCOUNTING STANDARDS

On June 29, 2001, SFAS No. 141, "Business Combinations" was approved by the Financial Accounting Standards Board ("FASB"). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Goodwill and certain intangible assets will remain on the balance sheet and not be amortized. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs may be necessary. The Company implemented SFAS No. 141 on July 1, 2001. The adoption of this Statement had no effect on the Company's consolidated financial position or results of operations.

On June 29, 2001, SFAS No. 142, "Goodwill and Other Intangible Assets " was approved by the FASB. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. The Company implemented SFAS No. 142 on January 1, 2002. The adoption of SFAS No. 142 did not have a material impact on our consolidated financial position, results of operations, or cash flows.


In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of SFAS No. 143 did not have a material impact on our consolidated financial position, results of operations, or cash flows.

On January 1, 2002, the company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses accounting and reporting for the impairment or disposal of a segment of a business. More specifically, this statement broadens the presentation of discontinued operations to include a component of an entity whose operations and cash flows can be clearly distinguished, opertionally and for financial reporting purposes, from the rest of the entity. The adoption of SFAS No. 144 did not have a material impact on our consolidated financial position, results of operations, or cash flows.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No.
123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002, however, these disclosure modifications are not applicable to the Company and adoption of SFAS 148 is not anticipated to have a material impact on our consolidated financial position, results of operations, or cash flows.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation is not expected to have a material effect on the Company's financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

Reclassification

Certain amounts in the 2001 consolidated financial statements have been reclassified to conform to the presentation used in the 2002 consolidated financial statements.

2. OPERATING LEASES

A summary of minimum future rentals to be received, exclusive of any renewals, under noncancellable operating leases in existence at December 31, 2002 is as follows:

                           2003                      4,342,650
                           2004                      4,260,343
                           2005                      4,015,934
                           2006                      3,994,020
                           2007                      3,754,100
                           2008-2027                15,285,089
                                                    ----------
                                                   $35,652,136



3. NET INVESTMENT IN DIRECT FINANCING LEASES

The Company's net investment in its direct financing leases at December 31, 2002 included:

 Minimum lease payments receivable                $ 61,306,182
 Unguaranteed residual value                         3,858,403
 Less: Unearned income                             (41,759,261)
                                                   ------------
                                                  $ 23,405,324


A summary of minimum future rentals, exclusive of any renewals, under the noncancellable direct financing leases follows:

                           2003                      2,444,944
                           2004                      2,453,682
                           2005                      2,462,421
                           2006                      2,471,778
                           2007                      2,605,857
                           2008 - 2027              48,867,500
                                                   -----------

                                    Total          $61,306,182
                                                   ===========




4. INVESTMENT IN NON-CONSOLIDATED AFFILIATES



AmREIT owns interests in 5 limited liability companies or limited partnerships, which are accounted for under the equity method since
AmREIT exercises significant influence. Our interests in these joint ventures and limited partnerships range from 2% to 40%, which are primarily single and multi-tenant net lease retail real estate assets. Combined condensed financial information of these ventures (at 100%) is summarized as follows:

                               Combined Balance Sheet                                              December 31, 2002
Assets
          Property, net                                                                               $  8,698,634
          Cash                                                                                           4,172,585
          Other assets                                                                                   2,456,268
                                                                                                     -------------
          TOTAL ASSETS                                                                                 $15,327,487
                                                                                                       ===========

Liabilities and partners' capital
          Notes payable                                                                               $  3,859,810
          Other liabilities                                                                                493,454
          Partners capital                                                                              10,974,223
                                                                                                      ------------
          TOTAL LIABILITIES AND PARTNERS' CAPITAL                                                      $15,327,487
                                                                                                       ===========


                          Combined Statement of Operations

                                                                                               2002                   2001

Total Revenue                                                                            $   2,624,850           $    582,001

Expense
          Interest                                                                             358,672                 83,110
          Depreciation and amortization                                                        189,066                 71,640
          Other                                                                                188,834                188,598
                                                                                        --------------              ---------
          TOTAL EXPENSE                                                                        736,572                343,348
                                                                                        --------------              ---------

          NET INCOME                                                                     $   1,888,278           $    238,653
                                                                                         =============           ============



5. NOTES PAYABLE

In November 1998, the Company entered into an unsecured credit facility (the "Credit Facility"), which is being used to provide funds for the acquisition of properties and working capital, and repaid all amounts outstanding under the Company's prior credit facility. Under the Credit Facility, which had an original term of one year, and has been extended through April 2003, the Company may borrow up to $20 million subject to the value of unencumbered assets. The Company is negotiating with the Lender for an extension of the Credit Facility, which would extend the maturity of the Credit Facility beyond December 31, 2003. The Credit Facility contains covenants, which among other restrictions, require the Company to maintain a minimum net worth and a maximum leverage ratio. As of December 31, 2002, the Lender had waived these financial covenants. The Credit Facility bears interest at an annual rate of LIBOR plus a spread of 2.0% (3.4375% as of December 31, 2002). On December 31, 2002, $11.76
million was outstanding under the Credit Facility. Thus the Company has approximately $8.24 million available under its line of credit subject to use of proceeds by the lender.

In March 1999, the Company entered into a ten-year mortgage note, amortized over 30 years, for $1 million with $968 thousand being outstanding at December 31, 2002. The interest rate is fixed at 8.375% with payments of principal and interest due monthly. The note matures April 1, 2009 and as of December 31, 2002 the Company is in compliance with all terms of the agreement. The note is collateralized by a first lien mortgage on property with an aggregate carrying value of $1.179 million, net of $107 thousand of accumulated depreciation.

In February 2001, the Company entered into a ten-year mortgage note, amortized over 20 years, for $1.35 million with $1.3 million being outstanding at December 31, 2002. The interest rate is fixed at 8.25% with payments of principal and interest due monthly. The note matures February 28, 2011 and as of December 31, 2002 the Company is in compliance with all terms of the agreement. The note is collateralized by a first lien mortgage on property, which is accounted for as a direct financing lease with a net investment in direct financing lease of $1 million and land of $741 thousand.

In October 2001, the Company entered into a ten-year mortgage note amortized over 30 years, for $2.4 million with $2.378 million being outstanding at December 31, 2002. The interest rate is fixed at 7.60% with payments of principal and interest due monthly. The note matures November 1, 2011 and as of December 31, 2002 the Company is in compliance with all terms of the agreement. The note is collateralized by a first lien mortgage on property with an aggregate carrying value of $3.967 million, net of $330 thousand of accumulated depreciation.


In October 2001, the Company entered into a note payable for $1.658 million with $1.658 million being outstanding at December 31, 2002. The interest rate is equal to the thirty day LIBOR rate plus 280 basis points, but in no event lower than 6.75%, which equated to 6.75% at December 31, 2002. The note matures November 1, 2004 and as of December 31, 2002 the Company is in compliance with all terms of the agreement. The note is collateralized by a first lien mortgage on property, which is accounted for as a direct financing lease with a net investment in direct financing lease of $1.33 million and land of $564 thousand.

Beginning in April 2002, AAA CTL Notes, Ltd., a majority owned subsidiary of AmREIT, began entering into non-recourse ten-year mortgages, amortized over 20 years, related to the purchase of seventeen IHOP properties. The following table summarizes the terms of loan agreements and the property collateralizing the non-recourse notes. As of December 31, 2002 the Company is in compliance with all terms of the agreement. The non-recourse notes have cross-collateralization and default provisions with each other.


                                                   Loan amount at                                     Net investment in
           Location               Original loan     December 31,     Fixed                             direct financing
                                     amount             2002        interest     Date loan                 lease
                                 (in thousands)    (in thousands)     rate        matures              (in thousands)
  Shawnee, KS                            $ 751             $ 741     7.82%      May 1, 2012                      $ 889
  El Paso, TX                              760               751     7.82%      May 1, 2012                        897
  Beaverton, OR                            887               876     7.82%      May 1, 2012                      1,046
  Rochester, NY                            951               939     7.82%      May 1, 2012                      1,136
  Baton Rouge, LA                        1,250             1,235     7.82%      May 1, 2012                      1,460
  Charlottesville, VA                      630               622     7.82%      May 1, 2012                        749
  Albuquerque, NM                          767               747     7.82%      May 1, 2012                        887
  Springfield, MO                        1,030             1,019     7.82%     June 1, 2012                      1,208
  Salem, OR                                621               614     7.82%     June 1, 2012                        732
  Roanoke, VA                              712               706     7.89%    July 1,  2012                        845
  Alexandria, LA                           716               711     7.89%     Aug. 1, 2012                        855
  Centerville, UT                        1,242             1,233     7.89%     Aug. 1, 2012                      1,078
  Memphis, TN                            1,342             1,333     7.89%     Aug. 1, 2012                      1,088
  La Verne, CA                             745               741     7.89%    Sept. 1, 2012                        998
  El Paso, TX                              894               890     7.89%    Sept. 1, 2012                      1,156
  Memphis, TN                              777               773     7.89%    Sept. 1, 2012                      1,062
  Parker, CO                               835               831     7.89%    Sept. 1, 2012                      1,112

                               ----------------- -----------------                                  --------------------
            Total                      $14,910           $14,762                                               $17,198
                               ================= =================                                  ====================



In July of 2002, the Company issued thirteen, 8 year subordinated, 5.47% interest-only notes totaling $760 thousand, maturing July 2010. The notes, which are callable by the Company at par plus accrued interest, were issued to partners who dissented against the Company's merger with three affiliated public partnerships.

Aggregate annual maturity of the notes payable for each of the following five years ending December 31 are as follows:

                (in thousands)
                  2003                                  $     12,172
                  2004                                           447
                  2005                                           483
                  2006                                           522
                  2007                                           565
                  Thereafter                                  19,397
                                                        ------------
                                                        $     33,586

6. MAJOR TENANTS

The following schedule summarizes rental income by lessee for 2002 and 2001 (in thousands):

                                                                                   2002        2001

International House of Pancakes                                                 $ 1,784       $ 510
Footstar, Inc.                                                                      735         713
OfficeMax, Inc. (5)                                                                 509         518
Wherehouse Entertainment                                                            381         378
Hollywood Entertainment Corp.                                                       273         273
Sugar Land Imaging Affiliates Ltd.                                                  264         217
Mattress Giant, Inc.                                                                168         106
Washington Mutual                                                                   158         158
Radio Shack                                                                         109         109
Golden Corral (4)                                                                   167           0
Texas Children's Pediatrics (2)                                                     137           0
Don Pablos                                                                           78          79
One Care Health Industries, Inc. (1)                                                 57         204
Comp USA (4)                                                                        123           0
Baptist Memorial Hospital (4)                                                       102           0
TGI Friday's (4)                                                                     83           0
Dr. Pucillo (4)                                                                      87           0
Pier 1                                                                               62           0
America's Favorite Chicken Co. (3) (4)                                               55          21
Blockbuster (4)                                                                      42           0
Waldenbooks (4)                                                                      38           0
Jack in the Box (4)                                                                  34           0
Goodyear (4) (5)                                                                     25           0
Skewers                                                                              18           0
Hope Rehab                                                                            5           0
                                                                                -------     -------

Total                                                                           $ 5,494     $ 3,286
                                                                                =======     =======


(1) One Care Health Industries, Inc. was a tenant at Copperfield Medical Plaza. In April of 2002, AmREIT negotiated a lease buy out agreement with One Care for approximately $190 thousand. As a result, AmREIT immediately released approximately 75% of the available space to Texas Children's Pediatrics and the Company has negotiated a lease for balance of the space.
(2) Texas Children's Pediatrics entered into a long-term lease with AmREIT, beginning in May 2002, at Copperfield Medical Plaza. The lease was entered into as a result of the negotiated lease buy out by AmREIT and One Care Health Industries, Inc.
(3) The America's Favorite Chicken Co. restaurant located in Atlanta was sold by AmREIT during the first quarter 2001.
(4) Properties were purchased from three affiliated partnerships in July 2002.
(5) In accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" issued by the Financial Accounting Standards Board, the rental income from the Office Max located in Dover, DE (2002 and 2001) and the Goodyear Tire Store located in Houston, TX (2002) have been restated to reflect separately the results from discontinued operations for these properties, which were held for sale during the nine months ended September 30, 2003. Accordingly, the above table reflects income from continuing operations and discontinued operations.

7. FEDERAL INCOME TAXES

The differences between net income for financial reporting purposes and taxable income before distribution deductions relate primarily to temporary differences, merger costs and potential acquisition costs which are expensed for financial reporting purposes.

For income tax purposes, distributions paid to shareholders consist of ordinary income, capital gains and return of capital as follows (in thousands):

                                                      2002                         2001
                                                    --------                     --------
Ordinary income                                     $      -                     $      6
Return of capital                                      1,730                          143
Capital gain                                               -                          456
                                                    --------                     --------
                                                    $  1,730                     $    605
                                                    ========                     ========




8.   RELATED PARTY TRANSACTIONS

See Note 4 regarding investments in non-consolidated affiliates.

On July 23, 2002, the Company completed a merger with three of its affiliated partnerships, AAA Net Realty Fund IX, Ltd., AAA Net Realty Fund X, Ltd., and AAA Net Realty Fund XI, Ltd. AmREIT accounted for this merger as a purchase, whereby the assets of the partnerships have been recorded at fair market value. AmREIT increased its real estate assets by approximately $24.3 million and issued approximately 2.6 million shares of Class B common stock to the limited partners in the affiliated partnerships as a result of the merger. Approximately $760 thousand in 8 year, 5.47% interest only, subordinated notes were issued to limited partners of the affiliated partnerships who dissented to the merger. The acquired properties are unencumbered, single tenant, free standing properties on lease to national and regional tenants, where the lease is the direct obligation of the parent company. A deferred merger expense stemmed from stock issued to H. Kerr Taylor, President and Chief Executive Officer, based on a deferred consideration that was approved by the stockholders in 1998. Mr. Taylor was issued 302 thousand shares of Class A common stock, which resulted in a $1.9 million charge to earnings in the third quarter 2002. As the Company raises additional equity, Mr. Taylor is eligible to receive up to an additional 384 thousand shares of Class A common stock pursuant to the deferred consideration agreement approved by the stockholders in 1998 related to the sale of Mr. Taylor's advisory company to AmREIT.

The Company provides property acquisition, leasing, administrative and management services for ten affiliated real estate limited partnerships that are under common management (the "Partnerships"). The president and director of the Company owns between 45% and 100% of the stock of the companies that serve as the general partner of the Partnerships. Service fees of $245 thousand and $335 thousand were paid by the Partnerships to the Company for 2002 and 2001 respectively.

As a sponsor of real estate investment opportunities to the NASD financial planning broker dealer community, the Company maintains a 1% general partner interest in the investment funds that it sponsors. The funds are typically structured such that the limited partners receive 99% of the available cash flow until 100% of their original invested capital has been returned and a preferred return has been met. Once this has happened, then the general partner begins sharing in the available cash flow at various promoted levels. The Company also assigns a portion of this general partner interest in these investment funds to its employees as long term, contingent compensation. In so doing, the Company believes that it will align the interest of management with that of the shareholders, while at the same time allowing for a competitive compensation structure in order to attract and retain key management positions without increasing the overhead burden.

On March 20, 2002, the Company formed AAA CTL Notes, Ltd. ("AAA"), a majority owned subsidiary which is consolidated in the financial statements of AmREIT, through which the Company purchased fifteen IHOP leasehold estate properties and two IHOP fee simple properties.

Locke Liddell and Sapp, LLP acts as the Company's corporate attorneys. Bryan Goolsby is the managing director of Locke Liddell and Sapp LLP and is a member of the Company's board of trust managers. During 2002 and 2001, the Company paid Locke Liddell and Sapp LLP approximately $777 thousand and $133 thousand, respectively, for legal services rendered.


9. PROPERTY ACQUISITIONS AND DISPOSITIONS

During the third quarter, the Company purchased seventeen IHOP restaurant properties. Fifteen of the properties are leasehold estate properties, whereby the Company owns the physical improvements, but does not own the underlying land. Two of the properties were purchased in fee simple. The total purchase price was $17.25 million. The properties were purchased utilizing $2.34 million cash and $14.91 million non-recourse, 10-year debt with an average interest rate of 7.85%. Each lease agreement extends for a period of 18-25 years, however, the tenant has the ability to extend the primary term of the lease for two to three additional terms of five years each. Additionally, each lease is subject to a corresponding ground lease with the same term of 18-25 years and two to three additional terms of five years each. The Company recorded $1.18 million in rental income during 2002 from properties acquired in this transaction.

On July 23, 2002, the Company completed a merger with three of its affiliated partnerships, AAA Net Realty Fund IX, Ltd., AAA Net Realty Fund X, Ltd., and AAA Net Realty Fund XI, Ltd., which was accounted for as an acquisition. With the merger of the affiliated partnerships, AmREIT increased its real estate assets by approximately $24.3 million and issued approximately 2.6 million shares of Class B common stock to the limited partners in the affiliated partnerships. The class B common shares are not listed on an exchange and there is currently no available trading market for the class B common shares. The class B common shares do not have voting rights, receive a fixed 8% cumulative and preferred dividend, and are convertible into the class A common shares on a one-for-one basis at any time, at the holder's option. Approximately $760 thousand in 8 year, interest only, subordinated notes were issued to limited partners of the affiliated partnerships who dissented against the merger. The acquired properties are unencumbered, single tenant, free standing properties on lease to national and regional tenants, where the lease is the direct obligation of the parent company.

The following selected unaudited pro forma consolidated statement of operations for AmREIT and subsidiaries gives effect to the merger with its three affiliated partnerships, which assumes that the merger occurred on January 1, 2002 and January 1, 2001, respectively. Additionally, we have presented a summary of assets acquired and liabilities assumed as of the date of the merger, July 23, 2002.

                 Pro Forma Consolidated Statement of Operations
                    For the Twelve Months Ended December 31,
                                  (Unaudited)

                                                                                      2002                           2001
Revenues
         Rental income and earned income                                        $    6,399,475                 $    5,012,747
         Other income                                                                2,542,974                      2,459,287
                                                                                   -----------                    -----------
         Total Revenues                                                              8,942,449                      7,472,034
                                                                                   -----------                    -----------

Total Expense                                                                        8,806,471                      6,811,762
                                                                                   -----------                    -----------

Proforma  Income  Before  Minority  Interest  in  Net  Income  of
Consolidated Joint Ventures                                                            135,978                        660,272

Federal Income Tax Expense from Non-Qualified Subsidiary                               (20,524)                      (144,420)
                                                                                  ------------                   ------------
Minority Interest in Net Income of Consolidated Joint Ventures                         (46,419)                             -

Pro Forma Net Income                                                            $       69,035                 $      515,852

Distributions to Class B Shareholders                                               (1,822,262)                    (1,915,992)
                                                                                  ____________                   ____________
Net (Loss) available to Class A Shareholders                                        (1,753,227)                    (1,400,140)

Pro Forma Basic and Diluted (Loss)Per Share                                     $        (0.65)                 $       (0.52)
                                                                                  ============                   ============

Pro Forma Weighted Average Common Shares Outstanding                                 2,691,580                      2,706,961


               Summary of Assets Acquired and Liabilities Assumed
                              As of July 23, 2002,
                                  (Unaudited)


Assets
         Buildings                                                                  $  16,330,088
         Land                                                                           7,560,231
         Accounts receivable                                                            1,105,612
         Prepaid expenses                                                                  15,757
                                                                                    -------------
         TOTAL ASSETS                                                               $  25,011,688
                                                                                    =============

Liabilities                                                                         $     132,630
                                                                                    -------------
Net assets acquired                                                                 $  24,879,058
                                                                                    =============
Class B common shares issued                                                        $  24,118,648
Subordinated notes issued                                                                 760,410
                                                                                    =============


10.  DISCONTINUED OPERATIONS

The operations of two properties reported as held for sale at September 30, 2003 have been restated as discontinued operations for 2002 and 2001 as required by SFAS No. 144. The following is a summary of our discontinued operations:

                                                    December 31,
                                                 2002          2001
Rental Revenue                                $301,064       $276,444
Depreciation and amortization                  (55,223)       (50,725)
                                              ________       ________
Income from discontinued operations           $245,841       $225,719
Basic and diluted income from
  discontinued operations per common share       $0.10          $0.10



11. COMMITMENT

The Company has a one-year lease agreement for its office facilities through December 31, 2003. Rental expense for the years ended December 31, 2002 and 2001 was $77 thousand and $71 thousand, respectively.

                             AmREIT and subsidiaries
 SCHEDULE III - Consolidated Real Estate Owned and Accumulated Depreciation For
                        the year ended December 31, 2002



                                                                                                                     Cost at
                   Property                        Encum-                                          Improve-       Close of Year
                 Description                      brances         Building           Land            ments           Building
Properties Invested in
Under Operating Leases

Radio Shack Retail Store, Texas                $        -      $    788,330    $     337,856     $       -      $       788,330
Blockbuster Music Store, Missouri              $        -      $  1,247,461    $     534,483     $       -      $     1,247,461
OneCare Health Industries, Inc., Texas         $        -      $  1,436,615    $     534,086     $       -      $     1,436,615
Blockbuster Music Store, Kansas                $        -      $  1,382,846    $     592,648     $       -      $     1,382,846
Just For Feet Store, Arizona                   $        -      $        -      $   1,214,046     $       -      $           -
Bank United, Woodlands, Texas                  $        -      $        -      $     562,846     $       -      $           -
Bank United, Houston, Texas                    $        -      $        -      $     851,973     $       -      $           -
Just For Feet Store, Louisiana                 $        -      $  2,254,537    $     966,230     $       -      $     2,254,537
Hollywood Video Store, Louisiana               $        -      $    784,123    $     443,544     $       -      $       784,123
Hollywood Video Store, Mississippi             $        -      $    835,854    $     450,000     $       -      $       835,854
OfficeMax, Delaware                            $        -      $  1,978,313    $     870,480     $       -      $     1,978,313
Lake Woodlands Plaza                           $        -      $  2,832,540    $   1,369,065     $       -      $     2,832,540
Sugar Land Plaza                               $        -      $  2,902,157    $   1,280,043     $       -      $     2,902,157
Don Pablo's, Georgia                           $        -      $        -      $     773,800     $       -      $           -
IHOP, Topeka                                   $        -      $        -      $     450,984     $       -      $           -
IHOP, Sugarland                                $        -      $        -      $     740,882     $       -      $           -
IHOP, St. Peters                               $        -      $        -      $     564,096     $       -      $           -
Jack in the Box                                $        -      $    504,230    $     216,099     $       -      $       504,230
Baptist Memorial Health                        $        -      $  1,456,017    $     624,006     $       -      $     1,456,017
Payless Shoe Source                            $        -      $    498,098    $     212,907     $       -      $       498,098
Golden Corral                                  $        -      $  1,097,215    $     725,552     $       -      $     1,097,215
Golden Corral                                  $        -      $  1,297,851    $     556,221     $       -      $     1,297,851
TGI Friday's                                   $        -      $  1,453,769    $     623,043     $       -      $     1,453,769
Goodyear Tire                                  $        -      $    376,172    $     161,217     $       -      $       376,172
Guitar Center                                  $        -      $  1,782,470    $     763,917     $       -      $     1,782,470
Popeye's                                       $        -      $    778,771    $     333,758     $       -      $       778,771
Dr. Pucillo                                    $        -      $  1,276,836    $     547,214     $       -      $     1,276,836
Blockbuster Video                              $        -      $    688,091    $     294,896     $       -      $       688,091
Pier One Imports                               $        -      $  1,000,562    $     422,722     $       -      $     1,000,562
IHOP, Memphis                                  $        -      $        -      $     469,502     $       -      $           -
IHOP, Centerville                              $        -      $        -      $     457,492     $       -      $           -
                                               ________________________________________________________________________________

      Total                                    $        -      $ 28,652,858    $  18,945,608     $       -      $    28,652,858
===============================================================================================================================
Properties Invested in Under
Direct Financing Lease

Just For Feet Store, Arizona                   $        -      $  2,848,151    $         -       $       -      $     2,848,151
IHOP, Topeka                                   $        -      $    993,774    $         -       $       -      $       993,774
IHOP, Sugarland                                $        -      $    999,517    $         -       $       -      $       999,517
IHOP, St. Peters                               $        -      $  1,331,121    $         -       $       -      $     1,331,121
IHOP, Albuquerque                              $        -      $    886,692    $         -       $       -      $       886,692
IHOP, Baton Rouge                              $        -      $  1,460,170    $         -       $       -      $     1,460,170
IHOP, Beaverton                                $        -      $  1,045,672    $         -       $       -      $     1,045,672
IHOP, Charlottesville                          $        -      $    748,859    $         -       $       -      $       748,859
IHOP, El Paso #1934                            $        -      $    896,644    $         -       $       -      $       896,644
IHOP, Roanoke                                  $        -      $    845,051    $         -       $       -      $       845,051
IHOP, Rochester                                $        -      $  1,135,950    $         -       $       -      $     1,135,950
IHOP, Salem                                    $        -      $    731,642    $         -       $       -      $       731,642
IHOP, Shawnee                                  $        -      $    889,229    $         -       $       -      $       889,229
IHOP, Springfield                              $        -      $  1,207,602    $         -       $       -      $     1,207,602
IHOP, Alexandria                               $        -      $    854,837    $         -       $       -      $       854,837
IHOP, Centerville                              $        -      $  1,077,649    $         -       $       -      $     1,077,649
IHOP, Memphis #4462                            $        -      $  1,088,114    $         -       $       -      $     1,088,114
IHOP, La Verne                                 $        -      $    997,980    $         -       $       -      $       997,980
IHOP, El Paso #1938                            $        -      $  1,156,194    $         -       $       -      $     1,156,194
IHOP, Memphis #4482                            $        -      $  1,098,749    $         -       $       -      $     1,098,749
IHOP, Parker                                   $        -      $  1,111,727    $         -       $       -      $     1,111,727
                                               ________________________________________________________________________________
      Total                                    $        -      $ 23,405,324    $         -       $       -      $    23,405,324
===============================================================================================================================


                                                                                                     Life on Which
                                                                                                      Depreciation
                                               Cost at                                              in Latest Income
                                             Close of Year  Accumulated       Date of      Date        Statement
                                                 Land       Depreciation   Construction  Acquired      is Computed
Properties Invested in
Under Operating Leases

Radio Shack Retail Store, Texas              $    337,856    $   172,606        N/A      06-15-94        39 Years
Blockbuster Music Store, Missouri            $    534,483    $   138,644        N/A      11-14-94        39 Years
OneCare Health Industries, Inc., Texas       $    534,086    $   236,890        N/A      09-26-95        39 Years
Blockbuster Music Store, Kansas              $    592,648    $   128,969        N/A      09-12-95        39 Years
Just For Feet Store, Arizona                 $  1,214,046            N/A        N/A      09-11-96             N/A
Bank United, Woodlands, Texas                $    562,846            N/A        N/A      09-23-96             N/A
Bank United, Houston, Texas                  $    851,973            N/A        N/A      12-11-96             N/A
Just For Feet Store, Louisiana               $    966,230    $   165,360        N/A      06-09-97        39 Years
Hollywood Video Store, Louisiana             $    443,544    $    75,635        N/A      10-31-97        39 Years
Hollywood Video Store, Mississippi           $    450,000    $   107,161        N/A      12-30-97        39 Years
OfficeMax, Delaware                          $    870,480    $   232,494        N/A       4-14-98        39 Years
Lake Woodlands Plaza                         $  1,369,065    $   288,585        N/A        6-3-98        39 Years
Sugar Land Plaza                             $  1,280,043    $   330,195        N/A        7-1-98        39 Years
Don Pablo's, Georgia                         $    773,800            N/A        N/A      12-18-98             N/A
IHOP, Topeka                                 $    450,984            N/A        N/A       9-30-99             N/A
IHOP, Sugarland                              $    740,882            N/A        N/A       9-22-99             N/A
IHOP, St. Peters                             $    564,096            N/A        N/A      11-30-01             N/A
Jack in the Box                              $    216,099    $     6,003        N/A       7-23-02        39 Years
Baptist Memorial Health                      $    624,006    $    17,453        N/A       7-23-02        39 Years
Payless Shoe Source                          $    212,907    $     5,866        N/A       7-23-02        39 Years
Golden Corral                                $    725,552    $    13,109        N/A       7-23-02        39 Years
Golden Corral                                $    556,221    $    15,474        N/A       7-23-02        39 Years
TGI Friday's                                 $    623,043    $    17,098        N/A       7-23-02        39 Years
Goodyear Tire                                $    161,217    $     4,498        N/A       7-23-02        39 Years
Guitar Center                                $    763,917    $    21,336        N/A       7-23-02        39 Years
Popeye's                                     $    333,758    $     9,351        N/A       7-23-02        39 Years
Dr. Pucillo                                  $    547,214    $    15,251        N/A       7-23-02        39 Years
Blockbuster Video                            $    294,896    $     8,174        N/A       7-23-02        39 Years
Pier One Imports                             $    422,722    $    12,000        N/A       7-23-02        39 Years
IHOP, Memphis                                $    469,502            N/A        N/A       7-26-02             N/A
IHOP, Centerville                            $    457,492            N/A        N/A       7-25-02             N/A
                                             ____________________________________________________________________

      Total                                  $ 18,945,608    $ 2,022,152
========================================================================
Properties Invested in Under
Direct Financing Lease

Just For Feet Store, Arizona                 $        -           (1)           N/A      09-11-96             N/A
IHOP, Topeka                                 $        -           (1)           N/A       9-30-99             N/A
IHOP, Sugarland                              $        -           (1)           N/A       9-22-99             N/A
IHOP, St. Peters                             $        -           (1)           N/A      11-30-01             N/A
IHOP, Albuquerque                            $        -           (1)           N/A       4-23-02             N/A
IHOP, Baton Rouge                            $        -           (1)           N/A       4-23-02             N/A
IHOP, Beaverton                              $        -           (1)           N/A       4-16-02             N/A
IHOP, Charlottesville                        $        -           (1)           N/A       4-23-02             N/A
IHOP, El Paso #1934                          $        -           (1)           N/A       4-16-02             N/A
IHOP, Roanoke                                $        -           (1)           N/A       6-21-02             N/A
IHOP, Rochester                              $        -           (1)           N/A       4-16-02             N/A
IHOP, Salem                                  $        -           (1)           N/A       5-17-02             N/A
IHOP, Shawnee                                $        -           (1)           N/A       4-16-02             N/A
IHOP, Springfield                            $        -           (1)           N/A       5-17-02             N/A
IHOP, Alexandria                             $        -           (1)           N/A       7-18-02             N/A
IHOP, Centerville                            $        -           (1)           N/A       7-25-02             N/A
IHOP, Memphis #4462                          $        -           (1)           N/A       7-26-02             N/A
IHOP, La Verne                               $        -           (1)           N/A       8-23-02             N/A
IHOP, El Paso #1938                          $        -           (1)           N/A       8-23-02             N/A
IHOP, Memphis #4482                          $        -           (1)           N/A       8-23-02             N/A
IHOP, Parker                                 $        -           (1)           N/A       8-23-02             N/A
                                             ____________________________________________________________________
      Total                                  $        -           (1)
=================================================================================================================



(1) The portion of the lease relating to the building of this property has been recorded as a direct financing lease for financial reporting purposes. Consequently, depreciation is not applicable.

(2) Transactions in real estate and accumulated depreciation during 2002, 2001 and 2000 for operating lease properties are summarized as follows:

                                                                Accumulated
                                                    Cost        Depreciation
Balance at December 31, 1999                     29,861,678       1,123,790
Acquisitions / additions                             33,430               -
Depreciation expense                                      -         435,259
                                                 __________       _________
Balance at December 31, 2000                     29,895,108       1,559,049
Acquisitions / additions                          1,351,201               -
Disposals                                          (797,237)              -
Depreciation expense                                      -         439,652
                                                 __________       _________
Balance at December 31, 2001                   $ 30,449,072    $  1,998,701
Acquisitions / additions                       $ 20,024,562    $          -
Disposals                                      $ (2,875,168)   $   (238,591)
Depreciation expense                           $          -    $    262,042
                                                 __________       _________
Balance at December 31, 2002                   $ 47,598,466    $  2,022,152


(3) The aggregate cost of all properties for Federal Income Tax purposes is $71,261,389 at December 31, 2002.

                            610 Westheimer - 2000

                       Historical Summary of Gross Income
                         and Direct Operating Expenses

                   Period September 29, 2002 (commencement of
                     operations) through December 31, 2002
                      and nine months ended September 30,
                                2003 (unaudited)

                  (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report



The Board of Trust Managers
AmREIT:


We have audited the accompanying Historical Summary of Gross Income and Direct Operating Expenses (Historical Summary) of 610 Westheimer - 2000 (the Property) for the period September 29, 2002 (commencement of operations) through December 31, 2002. This Historical Summary is the responsibility of the management of AmREIT. Our responsibility is to express an opinion on the Historical Summary based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summary is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summary. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Historical Summary. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Historical Summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 of AmREIT, as described in note 2. The presentation is not intended to be a complete presentation of the Property's revenues and expenses.

In our opinion, the Historical Summary referred to above presents fairly, in all material respects, the gross income and direct operating expenses, as described in note 2, of 610 Westheimer - 2000 for the period September 29, 2002 (commencement of operations) through December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.


KPMG, LLP

Houston, Texas
December 11, 2003

                              610 WESTHEIMER 2000
                      Historical Summary of Gross Income
                         and Direct Operating Expenses
  Period September 29, 2002 (commencement of operations) through December 31,
           2002 and nine months ended September 30, 2003 (unaudited)

                                                               Period
                                                            September 29,
                                                                2002
                                                            (commencement
                                                            of operations)       Nine months
                                                               through              ended
                                                            December 31,        September 30,
                                                                2002                2003
                                                            _____________       _____________
                                                                                 (Unaudited)

Gross income:
 Base rental income                                           $215,265             751,748
 Common area, real estate tax and insurance recoveries          27,150             166,923
                                                              ________             _______
     Total gross income                                        242,415             918,671
                                                              ________             _______
Direct operating expenses:
 Operating expenses                                              9,158              39,990
 Real estate taxes                                              26,342             139,771
 Management fees                                                 6,000              16,500
 Insurance                                                       4,656              10,535
                                                              ________             _______
     Total direct operating expenses                            46,156             206,796
                                                              ________             _______
     Excess of gross income over direct operating expenses    $196,259             711,875
                                                              ========             =======




See accompanying notes to historical summary of gross income and direct operating expenses.

                             610 Westheimer - 2000

                  Notes to Historical Summary of Gross Income
                         and Direct Operating Expenses

                   Period September 29, 2002 (commencement of
                     operations) through December 31, 2002
                      and nine months ended September 30,
                                2003 (unaudited)



(1)    Business

       610 Westheimer - 2000 (the Property) is located in Houston, Texas. The Property consists of approximately 28,000 square feet of gross leasable area and was approximately 71% occupied by two tenants at December 31, 2002. As of September 30, 2003, the Property was 83% occupied by four tenants. On December 11, 2003, AmREIT acquired the Property.

(2)    Basis of Presentation and Combination

       The Historical Summary of Gross Income and Direct Operating Expenses (Historical Summary) has been prepared for the purpose of complying with Rule 3-14 of the Securities and Exchange Commission Regulation S-X and for inclusion in Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 of AmREIT and is not intended to be a complete presentation of the Property's revenues and expenses. The Historical Summary has been prepared on the accrual basis of accounting. Management of the Property is required to make estimates and assumptions that affect the reported amounts of the revenues and expenses during the reporting period. Actual results may differ from those estimates.

       In the opinion of management, all adjustments necessary for a fair presentation are of a recurring nature and have been made to the accompanying unaudited amounts for the nine months ended September 30, 2003.

(3)    Gross Income

       The Property leases retail space under various lease agreements with its tenants. All leases are accounted for as operating leases. The leases include provisions under which the Property is reimbursed for common area, real estate, and insurance costs. Revenue related to these reimbursed costs is recognized in the period the applicable costs are incurred and billed to tenants pursuant to the lease agreements. Certain leases contain renewal to options at various periods at various rental rates. Certain of the leases contain provisions for contingent rentals. No contingent rent was earned during the year ended December 31, 2002.

       Although certain leases may provide for tenant occupancy during periods for which no rent is due and/or increases exist in minimum lease payments over the term of the lease, rental income is recognized for the full period of occupancy on a straight-line basis. Related adjustments increased base rental income by $16,000 for the period ended December 31, 2002.

       Minimum rents to be received from tenants under operating leases, which terms range from five years to twenty-two years, in effect at December 31, 2002 are as follows:



                2003                    $   856,600
                2004                        856,600
                2005                        856,600
                2006                        856,600
                2007                        871,766
                Thereafter               12,089,393
                                         __________
                      Total             $16,387,559
                                         __________
                                         __________

(4)    Direct Operating Expenses

       Direct operating expenses include only those costs expected to be comparable to the proposed future operations of the Property. Repairs and maintenance expenses are charged to operations as incurred. Costs such as depreciation, amortization, interest expense related to mortgage debt not assumed, and professional fees are excluded from the Historical Summary.

(5)    Related-Party Transactions

       During the period ended December 31, 2002, management fees of $6,000 were paid by the Property to the General Partner of the owner.